Exhibit 99.1

JD.com, Inc. Supplemental and Updated Disclosures

JD.com, Inc. (the “Company”) has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (“the Hong Kong Stock Exchange”) in connection with a proposed secondary listing (“the Listing”) of its Class A ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”). This Supplemental and Updated Disclosure exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in the 2019 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Save for the translation for financial information as of or for the three months ended March 31, 2020 and unless otherwise stated, all translations of RMB into U.S. dollars and from U.S. dollars into RMB in this Exhibit 99.1 were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. For financial information as of or for the three months ended March 31, 2020, the translations from RMB into U.S. dollars and from U.S. dollars into RMB in this Exhibit 99.1 were made at a rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

i

RECENT DEVELOPMENTS

The following section presents updates relating to selected operating and financial information subsequent to the year ended December 31, 2019.

Summary of First Quarter 2020 Highlights

•

Net revenues for the first quarter of 2020 were RMB146.2 billion (US$20.6 billion), an increase of 20.7% from the first quarter of 2019. Net revenues from the sales of general merchandise products for the first quarter of 2020 were RMB52.5 billion (US$7.4 billion), an increase of 38.2% from the first quarter of 2019. Net service revenues for the first quarter of 2020 were RMB16.1 billion (US$2.3 billion), an increase of 29.6% from the first quarter of 2019.

•	Income from operations for the first quarter of 2020 was RMB2.3 billion (US$0.3 billion), compared to RMB1.2 billion for the same period last year.

•

Net income attributable to ordinary shareholders for the first quarter of 2020 was RMB1.1 billion (US$0.2 billion), compared to RMB7.3 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders* for the first quarter of 2020 was RMB3.0 billion (US$0.4 billion), compared to RMB3.3 billion for the same period last year.

•	Diluted net income per ADS for the first quarter of 2020 was RMB0.72 (US$0.10), compared to RMB4.96 for the first quarter of 2019.

•

Annual active customer accounts increased by 24.8% to 387.4 million in the twelve months ended March 31, 2020 from 310.5 million in the twelve months ended March 31, 2019. Mobile daily active users in March 2020 increased by 46% as compared to March 2019. Mobile daily active users refer to the daily average number of unique mobile devices that used JD mobile app on a given day during a calendar month.

Unless otherwise stated, all translations of RMB into U.S. dollars in this “Recent Developments” section were made at RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. Percentages are calculated based on the RMB amounts and there may be minor differences due to rounding.

Business Updates

JD Retail

In February 2020, we implemented a series of measures to support agricultural producers, many of whom had been significantly impacted due to transportation disruptions amid the COVID-19 outbreak. Leveraging our strong capabilities in supply chain and logistics and our marketing resources, including themed live streaming events and high-traffic “lightening sales channels,” we provided one-stop solutions to connect agricultural merchants with our expansive customer base. In addition, in April 2020, we launched a promotion to drive the sales of specialty products from Hubei province, the epicenter of the outbreak, including crawfish, rice and lotus root.

On April 24, 2020, we entered into definitive agreements for the non-redeemable series A preferred share financing of JD MRO with investors, including GGV Capital, Sequoia Capital China and CPE among others. The total amount expected to be raised is US$230 million, representing 10.7% of the equity interest of JD MRO on a fully diluted basis, subject to closing conditions. JD MRO operates an e-commerce platform that specializes in industrial maintenance, repair and operations products and services, and provides intelligent purchasing platform and supply chain solutions for corporate customers.

Note:

*	See “—Non-GAAP Financial Measures for the Three Months Ended March 31, 2019 and 2020.”

RECENT DEVELOPMENTS

JD Health

JD Health launched Android and iOS versions of its flagship app in March 2020 to offer pharmaceutical and healthcare products and services, including online sales of medicines and medical devices, online medical and psychological consultations, healthcare management services and special channels for purchasing COVID-19 control and prevention supplies. JD Health continues to explore opportunities to meet the needs of users and support medical institutions amid the outbreak, including (i) launching a Chronic Disease Medical Information Sharing Platform for Hubei province to help respond to medicine shortages, (ii) partnering with Peking University Sixth Hospital, the nation’s leading mental health institution, to launch an online psychological consultation platform, and (iii) helping facilitate the digital transformation of virus prevention systems for various institutions, hospitals and enterprises.

JD Logistics

As of March 31, 2020, JD Logistics operated over 730 warehouses, which covered an aggregate gross floor area of approximately 17 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Property

After the successful completion of the first logistics properties fund (JD Logistics Properties Core Fund, L.P., “Core Fund”), in January 2020 JD Property established its second logistics properties fund (JD Logistics Properties Core Fund II, L.P., “Core Fund II”) with GIC, the Singapore sovereign wealth fund, and entered into series of agreements to dispose of certain logistics facilities to Core Fund II for a total gross asset value of RMB4.6 billion. The majority of the proceeds are expected to be received in the second half of 2020.

Operational Metrics Update

As of March 31, 2020, we had approximately 220,000 employees (excluding part-time employees and interns).

Environment, Social and Governance

The cargo fleet of our fulfillment center in Wuhan was granted this year’s prestigious China Youth Award, due to its significant contribution during the COVID-19 outbreak to support the transportation of daily necessities and supplies to needy areas.

RECENT DEVELOPMENTS

Financial Updates

The unaudited consolidated statements of operations data and cash flow data presented below for the three months ended March 31, 2019 and 2020 and the unaudited consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements for the three months ended March 31, 2020 and as of March 31, 2020 included in Exhibit 99.2 to this Form 6-K. The unaudited interim financial information has been prepared on the same basis as our audited consolidated financial data, other than the adoption of ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)” and ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350).” The adoption of these two standards does not have a material impact on our consolidated financial statements.

The consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements for the three years ended December 31, 2019 and as of December 31, 2017, 2018 and 2019 and related notes included in our audited consolidated financial statements included in our 2019 Form 20-F. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2020.

RECENT DEVELOPMENTS

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Selected Unaudited Consolidated Statements of Operations Data:
Net revenues:
Net product revenues	108,651	130,093	18,373
Net service revenues	12,430	16,112	2,275

Total net revenues	121,081	146,205	20,648

Cost of revenues	(102,897)	(123,670)	(17,465)
Fulfillment	(8,063)	(10,400)	(1,469)
Marketing	(3,940)	(4,468)	(631)
Research and development	(3,717)	(3,935)	(556)
General and administrative	(1,321)	(1,412)	(199)
Gain on sale of development properties	83	—	—

Income from operations(1)(2)	1,226	2,320	328

Other income/(expense):
Share of results of equity investees	(717)	(1,120)	(158)
Interest income	312	523	74
Interest expense	(187)	(207)	(29)
Others, net	6,885	(132)	(20)

Income before tax	7,519	1,384	195
Income tax expenses	(279)	(327)	(46)

Net income	7,240	1,057	149
Net loss attributable to non-controlling interests shareholders	(80)	(17)	(3)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	1	1	0
Net income attributable to ordinary shareholders	7,319	1,073	152

Net income per share
Basic	2.53	0.37	0.05
Diluted	2.48	0.36	0.05
Net income per ADS(3)
Basic	5.06	0.73	0.10
Diluted	4.96	0.72	0.10
Weighted average number of shares:
Basic	2,893,977,289	2,926,684,966	2,926,684,966
Diluted	2,952,050,583	2,998,786,445	2,998,786,445
Non-GAAP Measures:(4)
Non-GAAP net income attributable to ordinary shareholders	3,294	2,972	420
Non-GAAP EBITDA	3,201	4,514	638

Notes:

(1)	Includes share-based compensation expenses as follows:

RECENT DEVELOPMENTS

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Cost of revenues	(13)	(21)	(3)
Fulfillment	(58)	(132)	(19)
Marketing	(39)	(77)	(11)
Research and development	(227)	(361)	(51)
General and administrative	(281)	(386)	(54)

(2)	Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Fulfillment	(42)	(41)	(6)
Marketing	(300)	(139)	(20)
Research and development	(25)	(25)	(3)
General and administrative	(77)	(77)	(11)

(3)	Each ADS represents two Class A ordinary shares.
(4)	See “—Non-GAAP Financial Measures for the Three Months Ended March 31, 2019 and 2020.”

	As of March 31,
	2020
	RMB	US$
	(in millions, except for share data)
Selected Unaudited Consolidated Balance Sheet Data:
Cash and cash equivalents	43,529	6,148
Restricted cash	2,246	317
Short-term investments	29,364	4,147
Inventories, net	50,585	7,144
Accounts receivable, net	8,264	1,167
Property, equipment and software, net	17,488	2,470
Land use rights, net	10,432	1,473
Operating lease right-of-use assets	8,445	1,193
Investment in equity investees	36,773	5,193
Investment securities	20,781	2,935
Total assets	265,696	37,523
Accounts payable	76,485	10,802
Accrued expenses and other current liabilities	25,376	3,584
Unsecured senior notes	13,943	1,969
Long-term borrowings	3,188	450
Operating lease liabilities	8,733	1,233
Total liabilities	162,451	22,943
Total mezzanine equity	15,965	2,255
Total JD.com, Inc. shareholders’ equity	84,290	11,904
Number of outstanding ordinary shares	2,926,331,475

RECENT DEVELOPMENTS

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Selected Unaudited Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	3,323	(1,542)	(218)
Net cash used in investing activities	(1,103)	(8,196)	(1,158)
Net cash provided by/(used in) financing activities	(2,556)	15,086	2,131
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(423)	609	86

Net increase/(decrease) in cash, cash equivalents and restricted cash	(759)	5,957	841
Cash, cash equivalents and restricted cash at beginning of the period	37,502	39,912	5,637

Cash, cash equivalents and restricted cash at end of the period	36,743	45,869	6,478

Non-GAAP Measures(5)
Free cash flow	1,280	(2,974)	(420)

Note:

(5)	See “—Non-GAAP Financial Measures for the Three Months Ended March 31, 2019 and 2020.”

Non-GAAP Financial Measures for the Three Months Ended March 31, 2019 and 2020

The following table reconciles our non-GAAP net income attributable to ordinary shareholders for each of the periods shown to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income attributable to ordinary shareholders:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Reconciliation of Net Income Attributable to Ordinary Shareholders to Non-GAAP Net Income Attributable to Ordinary Shareholders:
Net income attributable to ordinary shareholders	7,319	1,073	152
Share-based compensation	618	977	138
Amortization of intangible assets resulting from assets and business acquisitions	444	147	21
Reconciling items on the share of equity method investments	163	(74)	(11)
Impairment of goodwill, intangible assets, and investments	818	422	60
Loss/(gain) from fair value change of long-term investments	(5,751)	670	95
Gain and foreign exchange impact in relation to sale of development properties	(83)	—	—
Gain on disposals/deemed disposals of investments	(3)	(15)	(2)
Effects of business cooperation arrangements and non-compete agreements	(252)	(209)	(30)
Tax effects on non-GAAP adjustments	21	(19)	(3)

Non-GAAP net income attributable to ordinary shareholders	3,294	2,972	420

RECENT DEVELOPMENTS

The following table reconciles our non-GAAP EBITDA for each of the periods shown to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is income from operations:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Reconciliation of Income from Operations to Non-GAAP EBITDA:
Income from operations	1,226	2,320	328
Share-based compensation	618	977	138
Depreciation and amortization	1,672	1,405	199
Effects of business cooperation arrangements	(232)	(188)	(27)
Gain on sale of development properties	(83)	—	—

Non-GAAP EBITDA	3,201	4,514	638

The following table reconciles our free cash flow for each of the periods shown to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net cash provided by/(used in) operating activities:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Reconciliation of Net Cash Provided by/(Used in) Operating Activities to Free Cash Flow:
Net cash provided by/(used in) operating activities	3,323	(1,542)	(218)
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	(2,161)	576	81
Add/(less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	1,091	(1,432)	(202)
Other capital expenditures**	(973)	(576)	(81)

Free cash flow	1,280	(2,974)	(420)

Notes:

*	Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures.
**	Including capital expenditures related to our headquarters in Beijing and all other capital expenditures.

Set forth below is a discussion of our unaudited consolidated statements of operations data for the three months ended March 31, 2019 and 2020.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Net Revenues. Our total net revenues increased by 20.7% from RMB121,081 million for the three months ended March 31, 2019 to RMB146,205 million (US$20,648 million) for the three months ended March 31, 2020, with increases in both categories of net revenues. Net product revenues increased by 19.7% from RMB108,651 million for the three months ended March 31, 2019 to RMB130,093 million (US$18,373 million) for the three months ended March 31, 2020. Net service revenues increased by 29.6% from RMB12,430 million for the three months ended March 31, 2019 to RMB16,112 million (US$2,275 million) for the three months ended March 31, 2020.

RECENT DEVELOPMENTS

The increase in our total net revenues was primarily due to our ability to expand our customer base and enhance customer engagement. Our annual active customer accounts increased from 310.5 million in the twelve months ended March 31, 2019 to 387.4 million in the twelve months ended March 31, 2020. The following table breaks down our total net revenues by these categories:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Electronics and home appliances revenues	70,702	77,631	10,964
General merchandise revenues	37,949	52,462	7,409

Net product revenues	108,651	130,093	18,373

Marketplace and marketing revenues	8,144	9,527	1,345
Logistics and other service revenues	4,286	6,585	930

Net service revenues	12,430	16,112	2,275

Total net revenues	121,081	146,205	20,648

Cost of revenues. Our cost of revenues increased by 20.2% from RMB102,897 million for the three months ended March 31, 2019 to RMB123,670 million (US$17,465 million) for the three months ended March 31, 2020. This increase was primarily due to the growth of our online retail business. Costs related to the logistics services provided to third parties also increased along with the expansion of our logistics business.

Fulfillment expenses. Our fulfillment expenses increased by 29.0% from RMB8,063 million for the three months ended March 31, 2019 to RMB10,400 million (US$1,469 million) for the three months ended March 31, 2020. This increase was primarily due to the increase in compensation costs relating to fulfillment personnel, shipping charges, payment processing charges, and rental expenses for our fulfillment infrastructure and corresponding with the growth of our sales volume. Fulfillment expenses as a percentage of net revenues, were 7.1% for the three months ended March 31, 2020, as compared to 6.7% for the three months ended March 31, 2019, as the spread of COVID-19 caused a shift in product mix and incremental costs.

Marketing expenses. Our marketing expenses increased by 13.4% from RMB3,940 million for the three months ended March 31, 2019 to RMB4,468 million (US$631 million) for the three months ended March 31, 2020. This increase was primarily due to an increase in our advertising expenditures mainly on online channels from RMB2,992 million for the three months ended March 31, 2019 to RMB3,661 million (US$517 million) for the three months ended March 31, 2020.

Research and development expenses. Our research and development expenses increased by 5.9% from RMB3,717 million for the three months ended March 31, 2019 to RMB3,935 million (US$556 million) for the three months ended March 31, 2020 as we continued to invest in technology infrastructure. The increase in our research and development expenses was primarily attributable to the increase in the internet data center (IDC) expenses.

RECENT DEVELOPMENTS

General and administrative expenses. Our general and administrative expenses kept relatively stable, amounting to RMB1,321 million and RMB1,412 million for the three months ended March 31, 2019 and 2020, respectively.

Share of results of equity investees. Share of results of equity investees was a loss of RMB1,120 million (US$158 million) for the three months ended March 31, 2020, compared to a loss of RMB717 million for the three months ended March 31, 2019. For the three months ended March 31, 2020, our share of results of equity investees was primarily attributable to losses picked up from our equity method investments in Jiangsu Five Star, Dada Group and Bitauto, and impairment losses recognized from our equity method investment in Yixin.

Others, net. Others are other non-operating income/(loss) including gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses) and others. Others, net was RMB6,885 million income for the three months ended March 31, 2019 and RMB132 million (US$20 million) loss for the three months ended March 31, 2020. The substantial decrease was primarily due to the fair value change of investment securities, which had a loss of RMB670 million (US$95 million) for the three months ended March 31, 2020, as compared to a gain of RMB5,751 million for the three months ended March 31, 2019.

Net Income. As a result of the foregoing, we had a net income of RMB1,057 million (US$149 million) for the three months ended March 31, 2020, as compared to a net income of RMB7,240 million for the three months ended March 31, 2019.

Segment Information

We have two operating segments, namely JD Retail and New Businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. New Businesses include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property. Our product sales, marketplace and marketing services are mainly included in the JD Retail segment, and our logistics and other services are mainly included in the New Businesses segment.

RECENT DEVELOPMENTS

The table below provides a summary of our operating segment results for the three months ended March 31, 2019 and 2020.

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	116,151	139,420	19,690
New Businesses	4,941	6,588	930
Inter-segment	(243)	(126)	(18)

Total segment net revenues	120,849	145,882	20,602
Unallocated items*	232	323	46

Total consolidated net revenues	121,081	146,205	20,648

Operating income/(loss):
JD Retail	3,194	4,453	629
New Businesses	(1,139)	(1,197)	(169)
Including: gain on sale of development properties	83	—	—

Total segment operating income	2,055	3,256	460
Unallocated items*	(829)	(936)	(132)

Total consolidated operating income	1,226	2,320	328

Note:

*

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangement and impairment of goodwill and intangible assets, which are not allocated to segments.

Operating expenses (excluding cost of revenues) before unallocated items as a percentage of net revenues for JD Retail were 12.4% and 12.1% for the three months ended March 31, 2019 and 2020, respectively.

Cash Flows and Working Capital

As of March 31, 2020, we had a total of RMB75.1 billion (US$10.6 billion) in cash and cash equivalents, restricted cash and short-term investments. This included primarily RMB37.4 billion (US$5.3 billion) and US$3.7 billion in China, RMB0.9 billion (US$0.1 billion), HK$40.9 million (US$5.3 million) and US$1.3 billion in Hong Kong, US$6.8 million in the United States, and US$0.1 billion in Singapore. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

Our net inventories have decreased from RMB57.9 billion as of December 31, 2019 to RMB50.6 billion (US$7.1 billion) as of March 31, 2020 as the Chinese New Year in 2020 was relatively early, for which we reserved stock in advance during December 2019. Our inventory turnover days were 36.5 days and 35.4 days for the three months ended March 31, 2019 and 2020, respectively. Inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s new online shopping festival on November 11.

RECENT DEVELOPMENTS

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2019 and March 31, 2020, our accounts payable amounted to RMB90.4 billion and RMB76.5 billion (US$10.8 billion), respectively. The decrease is along with the decrease in inventories balance. Our accounts payable turnover days for retail business were 57.4 days and 51.7 days for the three months ended March 31, 2019 and 2020, respectively. Accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2019 and March 31, 2020, our accounts receivable amounted to RMB6.2 billion and RMB8.3 billion (US$1.2 billion), respectively. The increase was primarily due to the increase in accounts receivable related to consumer financing which was in line with the sales increase during the Chinese Spring Festival. The accounts receivable will be gradually derecognized through the sales type arrangements in collaboration with JD Digits. As of December 31, 2019 and March 31, 2020, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB1.0 billion and RMB3.4 billion (US$0.5 billion), respectively. Our accounts receivable turnover days excluding the impact from consumer financing were 3.0 days and 3.1 days for the three months ended March 31, 2019 and 2020, respectively. Accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days.

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2020 was RMB1,542 million (US$218 million). For the three months ended March 31, 2020, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB1,405 million (US$199 million), share of results of equity investees of RMB1,120 million (US$158 million), share-based compensation of RMB977 million (US$138 million), and loss from fair value change of long-term investments of RMB670 million (US$95 million), and changes in certain working capital accounts, principally an decrease in accounts payable of RMB13,429 million (US$1,897 million), and an increase of accounts receivable of RMB2,229 million (US$315 million), partially offset by a decrease in inventories of RMB7,361 million (US$1,040 million). The decrease in our accounts payable was due to (i) the decrease of inventories, as the Chinese New Year in 2020 was relatively early, for which we reserved stock in advance during December 2019 and (ii) a shorter payable cycle to suppliers we adopted to mitigate any negative impacts that COVID-19 may have on the operations of our suppliers. The increase in accounts receivable was primarily due to the increase in accounts receivable related to consumer financing, which was in line with the sales increase during the Chinese Spring Festival. The accounts receivable will be gradually derecognized through the sales type arrangements in collaboration with JD Digits.

RECENT DEVELOPMENTS

Net cash provided by operating activities for the three months ended March 31, 2019 was RMB3,323 million. For the three months ended March 31, 2019, the principal items accounting for the difference between our net cash provided by operating activities and our net income were certain non-cash expenses, principally gain from fair value change of long-term investments of RMB5,751 million, depreciation and amortization of RMB1,673 million, share of results of equity investees of RMB717 million and share-based compensation of RMB618 million, and changes in certain working capital accounts, principally a decrease in accounts payable of RMB8,107 million, partially offset by a decrease in inventories of RMB5,781 million. The decrease in our accounts payable was in line with the decrease in inventories, as we usually reserve stock during December 2018.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2020 was RMB8,196 million (US$1,158 million), consisting primarily of the purchase of short-term investments, investment in equity investees, cash paid for construction in progress, partially offset by the maturity of short-term investments.

Net cash used in investing activities for the three months ended March 31, 2019 was RMB1,103 million, consisting primarily of the purchase of short-term investments, investment in equity investees, cash paid for construction in progress, partially offset by the maturity of short-term investments, cash received from sale of development properties, and loans settled by JD Digits.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2020 was RMB15,086 million (US$2,131 million), consisting primarily of proceeds from short-term debts and unsecured senior notes.

Net cash used in financing activities for the three months ended March 31, 2019 was RMB2,556 million, consisting primarily of repayment of short-term borrowings and nonrecourse securitization debt.

Capital Expenditures

We made capital expenditures of RMB2,396 million and RMB2,212 million (US$312 million) for the three months ended March 31, 2019 and 2020, respectively. Our capital expenditures for the three months ended March 31, 2019 and 2020 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth. JD Property seeks to realize development profits and recycle capital from mature properties to fund new developments and scale the business.

RECENT DEVELOPMENTS

Impact of COVID-19 on Our Operations

The majority of our net revenues are derived from online retail sales in China. Our results of operations and financial condition in 2020 will be affected by the spread of COVID-19. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese Spring Festival, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.

The spread of COVID-19 has caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we have seen a decrease in demand for big-ticket items, durable goods and discretionary products. However, leveraging our self-operated supply chain and logistics network, we were able to resume part of our operations after the Chinese Spring Festival and have seen an increase in demand for certain product categories, including consumer staples, such as groceries, fresh produce, healthcare and household products during this period. Furthermore, to mitigate any negative impacts that COVID-19 may have on the operations of our suppliers, we have implemented a variety of measures to support our suppliers, including adopting a shorter payable cycle and increasing advance payments to suppliers. As of May 29, 2020, (i) most of our employees, including corporate office employees and field staff, had returned to work, (ii) our major operations, including JD Retail and JD Logistics, were resuming gradually around China and we plan to continue to do so as steadily and safely as we can, and (iii) customer demand across product and service categories on our platform was resuming gradually.

As of March 31, 2020, we had cash and cash equivalents of RMB43,529 million (US$6,148 million). Subsequently, we drew down the remaining US$550 million in April 2020 of the US$1.0 billion term and revolving credit facilities we entered into in 2017. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

RECENT DEVELOPMENTS

U.S. Regulatory Update

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective.

Issuance of Class A Ordinary Shares to Tencent

On May 27, 2020, we issued 2,938,584 Class A ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, pursuant to the share subscription agreement, dated May 10, 2019, between our company and Huang River Investment Limited. Huang River Investment Limited shall not, and shall cause its subsidiaries not to, without our prior written consent, transfer, pledge or otherwise dispose of any of these 2,938,584 Class A ordinary shares within a 12-month period following May 27, 2020, subject to certain limited exceptions.

Strategic Investment in Gome Retail

On May 28, 2020, we announced a strategic investment with GOME Retail Holdings Limited (“GOME”), one of the China’s largest electronics chains, by subscription of the convertible bonds of GOME with the annual rate of 5% due 2023, in the aggregate principal amount of US$100 million.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our 2019 Form 20-F as well as additional new risk factors relating to the Offering and Listing.

Risks Related to Our Business and Industry

Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our JD (京東) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	provide a compelling shopping experience to customers;

•	maintain the popularity, attractiveness, diversity, quality and authenticity of the products we offer;

•	maintain the efficiency, reliability and quality of our fulfillment services;

•	maintain or improve customers’ satisfaction with our after-sale services;

•	support third-party merchants to provide satisfactory customer experience through our online marketplace;

•	increase brand awareness through marketing and brand promotion activities; and

•

preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer and supplier relationships, internet security, product quality, price or authenticity, or other issues affecting us or other online retail businesses in China.

A public perception that non-authentic, counterfeit or defective goods are sold on our mobile apps and websites or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our websites, products and services, as well as products sold by third-party merchants through our online marketplace, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

Any actual or alleged illegal activities by our employees (including our senior management) could subject us to liability or negative publicity. These activities may also affect our employees’ ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

RISK FACTORS

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since we commenced our online retail business in 2004. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our Class A ordinary shares and/or ADSs could decline.

We may be subject to legal, regulatory and/or administrative proceedings.

We may be subject to litigation and regulatory proceedings inside and outside China relating to third-party and principal intellectual property infringement claims, contract disputes involving third-party merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment related cases, cross-border payment and settlement disputes and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, third-party merchants and consumers on our platform, we have been and may continue to be involved in legal proceedings arising from contract disputes, including being named as a co-defendant in lawsuits filed against our suppliers by third parties. For example, between July and August 2019, two lawsuits were filed against us involving claims in an aggregate amount of approximately RMB2.5 billion, plus damages due to late payments as well as litigation related expenses. We believe these lawsuits are without merit and we are defending ourselves vigorously. However, there is uncertainty regarding the timing or ultimate resolution of these two lawsuits and the other legal proceedings in which we are involved. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.

As our digital economy expands, including across jurisdictions and through the addition of new businesses, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our Class A ordinary shares and/or ADSs.

RISK FACTORS

As a publicly-listed company, we may face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Certain of our directors are subject to alleged class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our Class A ordinary shares and/or ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Qiangdong Liu, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition. In April 2019, a civil lawsuit was filed before a Minneapolis court against Mr. Richard Qiangdong Liu and our company (for vicarious liability) arising from an incident involving alleged non-consensual contact in August 2018, seeking damages exceeding US$50,000 from Mr. Liu and our company. We and Mr. Liu believe that all such claims against our company and Mr. Liu are without merit and intend to vigorously defend against the validity of all such claims. This lawsuit remains at an early stage, and the ultimate resolution of such claims cannot be determined.

We may not be able to acquire a direct equity ownership interest in JD Digits, and if we acquire equity ownership interest, our financial performance may be impacted by the financial results of JD Digits.

The Framework Agreement we entered into with JD Digits in connection with the reorganization of JD Digits provides for future potential equity issuances of up to 40% of equity interest in JD Digits to us in the event that JD Digits applies for and receives certain PRC regulatory approvals in the future. In addition, upon a qualified IPO or any other liquidity event of JD Digits, if our total ownership of equity interests in JD Digits, if any, has not reached 40%, we would be entitled, at our election, to receive a one-time payment up to 40% of the equity value, immediately prior to such qualified IPO or other liquidity event of JD Digits. If we acquire equity interests in JD Digits in an aggregate amount less than the full 40% equity interest, then the percentage of JD Digits’s equity value used to calculate the liquidity event payment will be reduced proportionately. The above-mentioned maximum percentages of JD Digits’s equity interest that may be issued to us and JD Digits’s equity value in the form of liquidity payment to us at our election are also subject to potential proportional dilution as a result of any subsequent equity financings or ESOP pool increases of JD Digits, and have been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018.

If JD Digits does not receive the required PRC regulatory approvals mentioned above, we will not be able to acquire a direct equity ownership interest in JD Digits, and we would fail to benefit from any appreciation in its equity value beyond the date of a qualified IPO or other liquidity event of JD Digits. Our inability to reap the benefits of any appreciation in equity value of JD Digits, including in connection with a qualified IPO or other liquidity event of JD Digits, could represent a significant missed opportunity that is beyond our control. In addition, if we elect to receive a one-time payment up to 40% of the equity value of JD Digits, which is subject to potential proportional dilution as a result of any subsequent financings or ESOP pool increases of JD Digits and has been diluted to approximately 36% in connection with JD Digits’s additional round of financing in 2018, immediately prior to a qualified IPO or other liquidity event of JD Digits, it is possible that JD Digits will not have sufficient funds to make the payment in a timely manner or on a schedule acceptable to us. See “Related Party Transactions—Agreements and Transactions Relating to JD Digits.”

RISK FACTORS

We have the right to convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits at any time, subject to satisfaction of the conditions set out in the Framework Agreement entered into with JD Digits. As of May 29, 2020, we have not exercised such right to convert into equity interest in JD Digits. We, however, monitor the relevant conditions and assess the desirability of converting into equity interest in JD Digits on an ongoing basis, and may decide to exercise such right and convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits after the Listing. In the event that we decide to exercise such right, we will execute definitive agreements with JD Digits and its existing shareholders. Upon closing of the issuance of the Maximum Interest, the liquidity event payment and the profit-sharing arrangement under the Framework Agreement and JD Digits IPLA described in “Related Party Transactions— Agreements and Transactions Relating to JD Digits” will automatically terminate, and we will account for such equity interest in JD Digits by using the equity method, whereby our investment in JD Digits will be included in our “investment in equity investees” on our consolidated balance sheet, and we will pick up a corresponding portion (approximately 36%) of JD Digits’ income or loss and reflect that in our “share of results of equity investees” in our consolidated income statement. Assuming we convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits as of January 1, 2019 and we account for JD Digits as our equity investment using equity method since that date, we do not expect our overall financial performance for the year ended December 31, 2019 would be materially impacted by JD Digits, based on the unaudited management accounts of JD Digits for the year ended December 31, 2019.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

A small portion of the lessors of our leased warehouses, leased offices, and leased delivery stations and pickup stations have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors (including the lessors of our 7FRESH offline fresh food stores) are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of the leased properties were also subject to mortgage at the time the leases were entered into. Such lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

RISK FACTORS

As of May 29, 2020, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to a broad range of laws and regulations. Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or SAMR, the National Development and Reform Commission, or NDRC, the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, the Cyberspace Administration of China, the Ministry of Transport, the State Post Bureau and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail, courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

Under PRC law, an entity operating courier services across multiple provinces must obtain a cross-provincial Courier Service Operation Permit and conduct its courier services within the permitted scope as indicated in the permit. Furthermore, any entity engaging in road freight transportation services in China must obtain a Road Transportation Operation Permit from the relevant road transportation administrative authorities. We operate a nationwide road freight transportation and delivery network. As of December 31, 2019, we have Courier Service Operation Permits that allow Jingbangda, a subsidiary of Xi’an Jingdong Xincheng, one of our consolidated variable interest entities providing logistics services, and the subsidiaries of Jingbangda, to operate an express delivery business in 31 provinces and 448 cities in China. As of December 31, 2019, Jingbangda and its 37 subsidiaries had obtained Courier Service Operation Permits. As of the same date, Xi’an Jingdong Xuncheng and its 10 branches and one subsidiary, and Jingbangda and its 33 subsidiaries had obtained Road Transportation Operation Permits that allow these entities to provide road freight transportation services. We are in the process of making filings with local postal administrations for express delivery terminal outlets of the subsidiaries of Jingbangda. However, we cannot assure you that we can obtain such permits and licenses in a timely manner, or at all, due to complex procedural requirements and policies.

RISK FACTORS

In addition, we issue one type of prepaid cards which may be used to buy the products sold on our mobile apps and websites. Due to licensing requirements, currently such prepaid cards can only be used to purchase products directly sold by us.

There may be some defects with respect to the process of establishing certain of our indirect subsidiaries in China. Certain subsidiaries of our wholly foreign-owned subsidiaries in China were established without obtaining the prior approval from the relevant government authorities that supervise the relevant industries, and some obtain the relevant permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, or the permits from proper level of government authorities to cure the defects, or take any other actions retrospectively in the future. If the relevant government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

We provide payment by installments to certain qualified customers for purchasing relevant products sold on our websites. These payment services may be deemed to be providing consumer loans. If so, an approval for consumer finance company from the relevant authority is required, and we cannot assure you that we can obtain such approval in a timely manner, or at all.

If the PRC government considers that we were operating without the proper approvals, licenses or permits, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our mobile apps and websites. We have made great efforts to obtain all the applicable licenses and permits, but due to the large number of products sold on our mobile apps and websites, we may not always be able to do so and we were penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before.

RISK FACTORS

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have adopted a share incentive plan to provide additional incentives to employees, directors and consultants. For example, in May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. We incurred share-based compensation expenses of RMB227 million, RMB167 million and RMB134 million (US$19 million) in connection with this grant of option to Mr. Liu in 2017, 2018 and 2019, respectively. In addition, JD Logistics adopted its own share incentive plan in 2018, which permits the granting of stock options, restricted share units and other types of awards of JD Logistics to its employees, directors and consultants, and granted 187,844,000 and 83,476,500 share options in 2018 and 2019, respectively. For the years ended December 31, 2017, 2018 and 2019, we recorded an aggregate of RMB2,781 million, RMB3,660 million and RMB3,695 million (US$531 million), respectively, in share-based compensation expenses. As of March 31, 2020, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 102,503,866 ordinary shares, excluding restricted share units that were forfeited, canceled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 33,795,734 ordinary shares, excluding options that were forfeited, canceled, or exercised after the relevant grant date. As of March 31, 2020, the share-based awards granted by company to the eligible employees and non-employees and remained outstanding represented 5% and 1% of the company’s total issued shares, respectively. The non-employees include ex-employees and consultants of the company. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

RISK FACTORS

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year, and we hold a special promotional campaign in the second quarter of each year, on June 18, to celebrate the anniversary of the founding of our business, both of which can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth we have experienced and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our Class A ordinary shares and/or ADSs may fluctuate from time to time due to seasonality.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We recorded net current liabilities of RMB3.2 billion, RMB16.0 billion and RMB0.9 billion (US$0.1 billion) as of December 31, 2017, 2018 and 2019, respectively. Although we believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, a net current liabilities position can expose us to the risk of shortfalls in liquidity, which, in turn, may require us to seek adequate financing from sources such as external debt, which may not be available on terms favorable or commercially reasonable to us or at all. We may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. For example, the unsecured senior notes we issued in April 2016 and January 2020 both contain covenants including limitation on liens and restriction on consolidation, merger and sale of all or substantially all of our assets, and our term and revolving credit facilities we entered into in 2017 contain covenants that impose certain minimum financial performance requirements on us and that restrict our ability to raise additional debt. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. In addition, any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our prospects. A large balance of indebtedness may require that we devote our financial resources to servicing such debt rather than funding our operating activities, which constrains our capital flexibility and may in turn adversely affect our results of operation. It may also be a challenge for us to service our interest and principal repayments in a timely manner or at all, which could trigger cross-defaults with other debt, as applicable, as well as limit our ability to obtain further debt financing.

Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and/or our ADSs may view as beneficial.

Our company is controlled through dual class voting structure. Our chairman and chief executive officer, Mr. Richard Qiangdong Liu, has considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect transfer of Class B ordinary shares or associated voting power by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, as of May 29, 2020, Mr. Liu beneficially owned 78.4% of the aggregate voting power of our company, including 5.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Mr. Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds 29,373,658 Class B ordinary shares, representing 5.1% of the aggregate voting power of our company, for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited can exercise the 5.1% of the aggregate voting power of our company following our instruction. Mr. Liu, as the representative of Fortune Rising Holdings Limited, can exercise this 5.1% of the aggregate voting power of our company on behalf of Fortune Rising Holdings Limited. As a result, Mr. Liu has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. In addition, under our current Articles of Association, our board of directors will not be able to form a quorum without Mr. Liu for so long as Mr. Liu remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and/or our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

RISK FACTORS

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares and/or ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares and/or ADSs.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. We had cash outflow of RMB1,542 million (US$218 million) from operating activities for the three months ended March 31, 2020, compared with a cash inflow of RMB3,323 million from operating activities for the three months ended March 31, 2019. See “Recent Developments” for more information on the impact COVID-19 has had on our operating cash flow and business operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

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We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Shenyang or Xi’an, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and/or ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Registered public accounting firms in China, including auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC are located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors of our Class A ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet the specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

RISK FACTORS

If auditors of our consolidated financial statements in our prior annual reports on Form 20-F filed with the SEC were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our securities from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands exempted company and our PRC subsidiaries Jingdong Century, Shanghai Shengdayuan and Xi’an Jingxundi are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services or provide certain other restricted services related to our businesses, such as domestic document delivery services. As a result, we conduct or will conduct such business activities through our variable interest entities and their subsidiaries in PRC, including Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and Jingbangda. Jingdong 360 holds our ICP license as an internet information provider. Xi’an Jingdong Xincheng primarily provides courier services through Jingbangda and its subsidiaries.

Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and all of our other variable interest entities that have business activities in PRC are 45% owned by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, 30% owned by Ms. Yayun Li, our chief compliance officer, and 25% owned by Ms. Pang Zhang, our employee. Mr. Liu, Ms. Li and Ms. Zhang are PRC citizens. We entered into a series of contractual arrangements with Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and their respective shareholders, which enable us to:

•	exercise effective control over Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China;

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•	receive substantially all of the economic benefits of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China; and

•

have an exclusive option to purchase all or part of the equity interests in Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou, Xi’an Jingdong Xincheng and other variable interest entities in China and hence consolidate their financial results as our variable interest entities.

In the opinion of Shihui Partners, our PRC Legal Adviser, (i) the ownership structures of our variable interest entities in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entities, including Jingdong Century, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Jingdong Century, the variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC Legal Adviser has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

•	imposing fines, confiscating the income from our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

•	restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our variable interest entities or our right to receive substantially all the economic benefits and residual returns from our variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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Our current corporate structure and business operations may be affected by the 2019 PRC Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws.

Meanwhile, the Implementation Rules to the PRC Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the 2019 PRC Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

Risks Related to Doing Business in the People’s Republic of China

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. As of December 31, 2019, our comprehensive fulfillment facilities cover almost all the counties and districts across China. We seek to register branch offices in all the locations where we have delivery stations and pickup stations. However, as of May 29, 2020, we have not been able to register branch offices in all of these locations. Furthermore, we may expand our fulfillment network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares and/or ADSs. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares and/or ADSs.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Fluctuation of items that are non-recurring in nature and fluctuation of fair value change of the wealth management products we invested in have affected our results of operations during 2017, 2018 and 2019 and may continue to affect our results of operations in the future.

The fluctuation of items that are non-recurring in nature, primarily gains on sale of development properties and others, net, significantly affected our results of operations during 2017, 2018 and 2019. We recorded a gain of RMB3,885 million (US$558 million) in 2019 for selling certain of our development properties as compared with nil in each of 2017 and 2018. Others, net consist primarily of gains or losses from fair value change, impairment, disposals of long-term investments other than those accounted for under the equity method, government financial incentives, and other non-operating income or expenses. For others, net, we recorded an income of RMB1,316 million, RMB95 million and RMB5,375 million in 2017, 2018 and 2019, respectively. We identify these items as non-recurring in nature as they are not indicative of our core operating results and business outlook. We cannot assure you that we will be able to continue to generate net profits and maintain profitability in the future after excluding the impact of such non-recurring items. The significant fluctuation of these non-recurring items may continue to affect our results of operations and result in fluctuation of net income/(loss) in the future.

During 2017, 2018 and 2019, we made investments in wealth management products and recorded a fair value of wealth management products of RMB8.6 billion, RMB1.9 billion and RMB23.2 billion as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, gross unrealized gains of RMB23.8 million, RMB0.6 million and RMB54.8 million were recorded on wealth management products, respectively. No impairment charges were recorded for the years ended December 31, 2017, 2018 and 2019, respectively. Those wealth management products were certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions, and usually have maturities of less than one year. We are exposed to credit risk in relation to our investments in wealth management products, which may adversely affect our net changes in their fair value. We cannot assure you that market conditions and regulatory environment will create fair value gains and we will not incur any fair value losses on our investments in wealth management products at fair value through profit or loss in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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We believe that none of JD.com, Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that JD.com, Inc. or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, they would be subject to a 25% enterprise income tax on their global income. If these entities derive income other than dividends from their wholly-owned subsidiaries in the PRC, a 25% enterprise income tax on their global income may increase our tax burden. If JD.com, Inc. or any of its subsidiaries outside of China is classified as a PRC resident enterprise, dividends paid to it from its wholly-owned subsidiaries in China may be regarded as tax-exempted income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the PRC Enterprise Income Tax Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC income tax purposes.

In addition, if JD.com, Inc. is classified as a PRC resident enterprise for PRC tax purposes and unless a tax treaty or similar arrangement provides otherwise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.

Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In October 2009, the State Administration of Taxation issued a circular, known as Circular 601, which provides guidance on determining whether an enterprise is a “beneficial owner” under China’s tax treaties and tax arrangements. Circular 601 provides that, in order to be a beneficial owner, an entity generally must be engaged in substantive business activities, and that a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and will not qualify for treaty benefits such as preferential dividend withholding tax rates. In February 2018, the State Administration of Taxation issued a new circular (Circular 9) to replace Circular 601, which came into effect on April 1, 2018. Circular 9 provides a more flexible framework in determining whether an applicant engages in substantive business activities. In addition, in the event that an enterprise does not satisfy the criteria for “beneficial owner,” but the person who holds 100% ownership interests in the enterprise directly or indirectly satisfies the criteria for “beneficial owner” and the circumstances fall under Circular 9, the enterprise will be deemed as a “beneficial owner.” If our Hong Kong subsidiaries are, in the light of Circular 9, considered to be a non-beneficial owner for purposes of the tax arrangement mentioned above, any dividends paid to them by our wholly foreign-owned PRC subsidiaries would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

RISK FACTORS

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. SAT Public Notice 37 provides for certain key changes to the current withholding regime, for example, the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax. If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

RISK FACTORS

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Risks Related to Our Shares, ADSs and the Listing

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association provide that at least one third of the aggregate voting power of our company is required to convene an extraordinary general meeting. We will put forth a resolution at or before our next annual general meeting to be held after the Listing to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. The next annual general meeting after the Listing is expected to be held around mid-2021. Prior to the amendment to our Articles of Association, the minimum of one-third of the aggregate voting power of our company is still required to convene an extraordinary general meeting.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.

RISK FACTORS

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. For example, the trading price of our ADSs ranged from US$20.18 to US$36.80 per ADS in 2019. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States in early 2020, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/ or ADSs.

In addition to the above factors, the price and trading volume of our Class A ordinary shares and/or ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, customers, suppliers or third-party merchants;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online retail or e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;

RISK FACTORS

•	fluctuations of exchange rates among RMB, the Hong Kong dollar and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	any actual or alleged illegal acts of our senior management or other key employees;

•	any share repurchase program; and proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On December 25, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over the next 12 months through December 25, 2019. We repurchased a total of 2.3 million ADSs under this program, of which 1.4 million ADSs were repurchased at a weighted average price of US$21.48 per ADS, and 0.9 million ADSs were repurchased at a weighted average price of US$20.41 per ADS. On March 17, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$2.0 billion of our ADSs or ordinary shares over the next 24 months through March 17, 2022. From March 17, 2020 to April 15, 2020, we repurchased approximately 1.2 million ADSs at a weighted average price of US$37.04 per ADS. Our share repurchase programs could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

RISK FACTORS

Our board of directors has complete discretion as to whether to distribute dividends subject to our Memorandum and Articles and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. As of May 29, 2020, we had 2,957,371,009 ordinary shares issued and outstanding, comprising of (i) 2,506,489,928 Class A ordinary shares (excluding the 19,510,724 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), and (ii) 450,881,081 Class B ordinary shares. Among these shares, 1,837,119,432 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining authorized but unissued Class A ordinary shares and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

RISK FACTORS

Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our Memorandum and Articles, the minimum notice period required to convene a general meeting is seven days. We undertake we will (i) provide 14 days’ notice for any general meetings after the Listing and (ii) put forth a resolution at or before our next annual general meeting of the company which is expected to be held around mid-2021 after the Listing to revise our Articles, so that the minimum notice period required to convene a general meeting will be 14 days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs if holders of these ADSs do not vote at shareholders’ meetings, which could adversely affect the interests of the holders of our Class A ordinary shares and/or ADSs.

Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by their ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of ADSs cannot prevent our underlying Class A ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

RISK FACTORS

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to holdings of our ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

RISK FACTORS

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of our experts reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon us or these persons, or to bring an action against us or against these persons in the United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

RISK FACTORS

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

Our Memorandum and Articles contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and/or ADSs.

Our Memorandum and Articles contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Max Smart Limited, a company wholly-owned by our chairman and chief executive officer, Mr. Richard Qiangdong Liu and of which he is the sole director, and those held by Fortune Rising Holdings Limited of which Mr. Liu is the sole shareholder and sole director. As of May 29, 2020, Mr. Liu beneficially owned 78.4% of the aggregate voting power of our company, including 5.1% of the aggregate voting power of our company that he may exercise on behalf of Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds the shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plan, and administers the awards and acts according to our instruction. In addition, our memorandum and articles of association also contains a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•

the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

RISK FACTORS

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Law (2020 Revision) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2019. We undertake we will (i) hold annual general meeting every year after the Listing and (ii) put forth a resolution at or before our next annual general meeting to be held after the Listing to revise our Articles of Association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules, even though there may not be any resolutions to be approved by the shareholders at such meetings. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. The average percentage of a corporation’s assets that produce or are held for the production of passive income is generally determined on the basis of the fair market value of the corporation’s assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation’s assets.

RISK FACTORS

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2019 and in future taxable years.

Based on our current income and assets and the value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019, and we do not expect to be classified as a PFIC in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

RISK FACTORS

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Global Offering.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

RISK FACTORS

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the Listing. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as at June 5, 2020, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period subsequent to the Listing. As of May 29, 2020, we have not identified any target for a potential spin-off; as a result we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off in the Listing Application. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render the company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the company’s Listing (calculated cumulatively if more than one entity is spun-off). We cannot assure you that any spin-off will ultimately be consummated, whether within the three-year period after the Listing or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the Listing Committee. In the event that we proceed with a spin-off, the company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our Group) will be reduced accordingly.

Risks Related to the Global Offering

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.

Following the completion of the Global Offering, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on Nasdaq might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our company, a WVR company with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

RISK FACTORS

Since there will be a gap of several days between pricing and trading of our Class A ordinary shares, the price of our ADSs traded on Nasdaq may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

The pricing of the Offer Shares will be determined on the Price Determination Date. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be about four Hong Kong business days after the Price Determination Date. As a result, investors may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the Price Determination Date and the time trading begins. In particular, as our ADSs will continue to be traded on Nasdaq and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

RISK FACTORS

Purchasers of our Class A ordinary shares in the Global Offering will experience immediate dilution and may experience further dilution if we issue additional Class A ordinary shares in the future.

The initial Public Offer Price of our Class A ordinary shares in Hong Kong is higher than the net tangible assets per Share of the outstanding Class A ordinary shares issued to our existing shareholders immediately prior to the Global Offering. Therefore, purchasers of our Class A ordinary shares in the Global Offering will experience an immediate dilution in terms of the pro forma net tangible asset value. In addition, we may consider offering and issuing additional Class A ordinary shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per Share if we issue additional Class A ordinary shares in the future at a price that is lower than the net tangible asset value per Share.

INFORMATION ABOUT THE LISTING

The following section sets forth new information relating to the Offering and Listing, including information concerning stamp duty, the establishment of a Hong Kong Share Registrar and the conversion between our ADSs listed on Nasdaq and our Class A ordinary shares proposed to be listed on the Main Board of the Hong Kong Stock Exchange.

Register of Members and Stamp Duty

Our principal register of members will be maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong branch register of members will be maintained by the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, in Hong Kong.

Dealings in our Class A ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% will be payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-ordinary share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter.

INFORMATION ABOUT THE LISTING

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 50 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

INFORMATION ABOUT THE LISTING

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the Global Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.

All Class A ordinary shares offered in the Global Offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to convert these ordinary shares into ADSs, and vice versa.

In connection with the Hong Kong Public Offering, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we intend to move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Our ADSs

Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars.

ADSs may be held either:

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directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

•	indirectly, through the holder’s broker or other financial institution.

The depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 60 Wall Street, New York, New York 10005, United States of America.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, Hong Kong, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

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If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

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If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

INFORMATION ABOUT THE LISTING

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Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

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To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

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Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

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If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

INFORMATION ABOUT THE LISTING

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information relating to selected aspects of our strategic cooperations and other developments to reflect changes subsequent to the filing of our 2019 Form 20-F.

Our Strategic Cooperations and Other Developments

Strategic Cooperation with Tencent

In October 2015, we expanded partnership with Tencent to provide third-party merchants with innovative mobile marketing solutions. On May 10, 2019, we renewed the strategic cooperation agreement with Tencent for a period of three years starting from May 27, 2019. Tencent will continue to offer us prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two companies also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others. It is estimated that such traffic support, advertising spending and other cooperation will amount to over US$800 million, which will be paid or spent over the next three years. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the subsequent three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020. The issuance of Class A ordinary shares of US$250 million formed part of the total estimated amount of US$800 million that will be paid or spent for the traffic support, advertising and other cooperation from Tencent under the strategic cooperation agreement. Huang River Investment Limited is currently one of our principal shareholders and held 17.8% of our total issued and outstanding shares as of May 29, 2020.

Strategic Cooperation with Walmart

In June 2016, we entered into a series of agreements with Walmart in relation to our strategic alliance, pursuant to which Walmart subscribed for 144,952,250 of our newly issued Class A ordinary shares, representing approximately 5% of our total issued and outstanding shares on a fully diluted basis at the time. As of May 29, 2020, Walmart held Class A ordinary shares representing approximately 9.8% of our total issued and outstanding shares. As part of our strategic alliance with Walmart, we acquired ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, mobile apps and websites. We have collaborated with Walmart on e-commerce, including launching Sam’s Club Flagship Store and Walmart Flagship Store on JD.com, as well as Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide and a one-hour delivery service from Walmart Stores and Sam’s Clubs in select cities through the JD-Daojia app. As part of the strategic alliance, we also entered into an eight-year non-compete arrangement with Walmart, subject to certain conditions and exceptions.

HISTORY AND CORPORATE STRUCTURE

JD Digits

As of June 30, 2017, we had completed the reorganization of our finance business operated by Beijing Jingdong Financial Technology Holding Co., Ltd. (now known as Jingdong Digits Technology Holding Co., Ltd., or JD Digits). The purpose of the reorganization was to enable the management team of each company to focus on its specific strategies, including (i) structuring its business to take advantage of growth opportunities in its respective markets and industries; (ii) tailoring its business operation and financial model to its specific long-term strategies; and (iii) aligning its external financial resources with its particular type of business. Pursuant to the agreements we entered into with JD Digits and certain other parties in March 2017, immediately prior to the reorganization, we owned 68.6% of JD Digits. As a result of the reorganization, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements relating to the reorganization, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. In exchange for certain licenses and services to be provided by us to JD Digits, we will receive 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. During 2017, 2018 and 2019, we did not receive any profits from JD Digits under the profit-sharing arrangement, as JD Digits had not had a positive pre-tax income during this period. When JD Digits has a positive pre-tax income in a fiscal year, we will record the Maximum Interest in the profits of JD Digits under “Others, net” in our consolidated financial statements. In addition, we may convert our profit-sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any subsequent equity financings or ESOP pool increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest has been diluted to approximately 36%.

Since 2017, JD Digits has made remarkable progress in the field of digital technology. Leveraging the latest and most cutting-edge technologies, including big data, artificial intelligence (AI), the Internet of Things (IoT), and blockchain, JD Digits is now well-equipped to help the financial and real sectors reduce costs, improve efficiencies, enhance user experience and optimize business models. We have the right to convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits at any time, subject to satisfaction of the conditions set out in the Framework Agreement entered into with JD Digits. As of May 29, 2020, we have not exercised such right to convert into equity interest in JD Digits. We, however, monitor the relevant conditions and assess the desirability of converting into equity interest in JD Digits on an ongoing basis, and may decide to exercise such right and convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits after the Listing. In the event that we decide to exercise such right, we will execute definitive agreements with JD Digits and its existing shareholders. Upon closing of the issuance of the Maximum Interest, the liquidity event payment and the profit-sharing arrangement under the Framework Agreement and JD Digits IPLA described in “Related Party Transactions—Agreements and Transactions Relating to JD Digits” will automatically terminate, and we will account for such equity interest in JD Digits by using the equity method, whereby our investment in JD Digits will be included in our “investment in equity investees” on our consolidated balance sheet, and we will pick up a corresponding portion (approximately 36%) of JD Digits’ income or loss and reflect that in our “share of results of equity investees” in our consolidated income statement. Assuming we convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits as of January 1, 2019 and we account for JD Digits as our equity investment using equity method since that date, we do not expect our overall financial performance for the year ended December 31, 2019 would be materially impacted by JD Digits, based on the unaudited management accounts of JD Digits for the year ended December 31, 2019. In addition, as advised by our PRC Legal Advisor, if we were to convert its profit-sharing right into the Maximum Interest in JD Digits, they do not foresee any significant legal obstacles for us to obtain the relevant regulatory approvals (if required) in the PRC.

HISTORY AND CORPORATE STRUCTURE

JD Property

In 2018, we established JD Property, which owns, develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. In February 2019, JD Property established JD Logistics Properties Core Fund, L.P., or Core Fund, together with GIC, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. We serve as the general partner and have committed 20% of the total capital of Core Fund as a limited partner, and GIC has committed the remaining 80%. The investment committee of Core Fund, which comprise the representatives from us and GIC, will oversee the key operations of Core Fund. Furthermore, in February 2019, we entered into a definitive agreement with Core Fund, pursuant to which we sold certain of our modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, to unlock meaningful value from our balance sheet and recycle capital for our future growth initiatives. In the second half of 2019, the closing conditions for the completed assets were met, and we recorded a total disposal gain of RMB3.8 billion for the completed assets in 2019. For the remaining logistics facilities under construction, we will derecognize these assets upon the completion and satisfaction of the hand over condition. In addition, subsequent to the disposition, we have leased back these facilities for operational purposes, and JD Property has started serving as the asset manager managing Core Fund’s assets.

Our Major Investments

Bitauto and Yixin. As of December 31, 2019, we held approximately 24% of Bitauto’s issued and outstanding shares and approximately 11% of Yixin’s issued and outstanding shares. On September 12, 2019, a buyer consortium lead by Tencent submitted a preliminary non-binding proposal letter to Bitauto’s board of directors to acquire all of the outstanding ordinary shares and American depositary shares of Bitauto, which would result in Bitauto becoming a private, wholly owned subsidiary of the buyer consortium. In addition, upon the completion of this going-private transaction of Bitauto, the buyer consortium and their affiliates will make an unconditional mandatory general offer to all the shareholders and other securities holders of Yixin for all the issued shares and other securities of Yixin. We have indicated that we will vote all of our shares in Bitauto in favor of these transactions. In addition, we plan to cancel a portion of the ordinary shares of Bitauto held by us in exchange for certain number of newly issued shares of a new company to be formed by the buyer consortium in connection with this going-private transaction, subject to execution of definitive agreements and the closing conditions therein.

Tuniu. In May 2015, we made further investment to acquire newly issued Class A ordinary shares of Tuniu Corporation, or Tuniu, a Nasdaq-listed and leading online leisure travel company in China, through a combination of US$250 million in cash and certain resources valued at US$108 million, including exclusive rights to operate the leisure travel channel for both our www.jd.com website and mobile apps, and Tuniu’s being our preferred partner for hotel and air tickets booking services. Previously in December 2014, we purchased certain newly issued Class A ordinary shares of Tuniu by a cash consideration of US$50 million. As of December 31, 2019, we held approximately 21% of Tuniu’s issued and outstanding shares. Our leisure travel channel is currently operated by Tuniu. We plan to sell our equity investment in Tuniu.

Contractual Arrangements

As of May 29, 2020, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our business through various variable interest entities under the contractual arrangements.

Additional Contractual Arrangements

In addition to the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements, we have also entered into contractual arrangements with each of our other variable interest entities, including Jiangsu Jingdong Bangneng, and their respective shareholders, including: equity pledge agreements, powers of attorney, exclusive technology consulting and services agreements, business operations agreements, exclusive purchase option agreements and loan agreements. Jiangsu Jingdong Bangneng primarily engages in investment activities. Our contractual agreements with these other variable interest entities contain terms substantially similar to those in the Jingdong 360 Agreements, Jiangsu Yuanzhou Agreements and Xi’an Jingdong Xincheng Agreements.

There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of May 29, 2020, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research and other sources from independent suppliers.

Massive Retail Market in China

China has the second largest retail market in the world in 2019. According to National Bureau of Statistics of China, or NBS, the retail market in China, defined as the overall retail sales of consumer goods from both online and offline channels, grew by a CAGR of 8.1% from RMB30.1 trillion in 2015 to RMB41.2 trillion (US$5.9 trillion) in 2019. Such massive scale and growth of the retail market is the result of an increasing per capita disposable income and consumption upgrade cycle.

Retail sales of consumer goods in China, 2015–2019

Data source: National Bureau of Statistics of China

From 2015 to 2019, China’s per capita annual disposable income grew from RMB21,966 to RMB30,733 (US$4,415) at a CAGR of 8.8%, which outpaced the CAGR of 6.5% for China’s GDP growth for the same period, according to NBS. As a result, China’s middle income class, defined as individuals with annual income from RMB25,000 (US$3,591) to RMB250,000 (US$35,910), grew from approximately 337 million in 2015, representing 24.5% of the total population, to approximately 543 million in 2019, representing 38.8% of the total population, according to iResearch. More disposable income allowed Chinese consumers to increase their discretionary spending, with average consumption spending increasing by a CAGR of 8.2% from approximately RMB15,712 in 2015 to approximately RMB21,559 (US$3,097) in 2019, according to NBS.

INDUSTRY OVERVIEW

The upward trend of disposable income particularly benefitted lower tier cities, defined as tier 3 and lower cities, the retail market of which grew at a CAGR of 8.8% from approximately RMB15.1 trillion in 2015 to approximately RMB21.2 trillion (US$3.0 trillion) in 2019, outpacing the growth of first and second tier cities combined, according to iResearch. We believe this is attributable to a combination of factors, including: (i) lower tier cities in 2019 accounted for approximately 56.3% of the city dwelling population in China, according to iResearch; (ii) lower tier cities had a higher growth of online penetration rate from 2017 to 2019, according to iResearch; and (iii) urbanization progressed quickly in recent years due to favorable government policies. Moreover, the advent of online retail and mobile internet has helped consumers in lower tier cities to overcome challenges associated with the underdevelopment of offline retail infrastructure, such as shortage of merchandise selection and access to authentic products.

China’s retail market continues to be highly fragmented, with top 20 retailers in the aggregate accounted for approximately 19.0% of the entire market in 2019, compared to approximately 49.6% in the U.S. in 2019, according to iResearch. We believe this presents an opportunity for market leaders in China with wide product selection, strong brand reputation, leading technologies, solid procurement capability, efficient operations and fulfillment capabilities to expand their market share.

Rapidly Scaling Online Retail Market

Within China’s retail sales of consumer goods market, the online sale of consumer goods segment has experienced outsized growth, expanding at a CAGR of 27.3% from RMB3.2 trillion in 2015 to RMB8.5 trillion (US$1.2 trillion) in 2019, in line with the growth of the overall online consumption market, which includes the online retail sale of consumer goods and online consumption of service and entertainment. The overall online consumption market grew at a CAGR of 28.7% from RMB3.9 trillion in 2015 to RMB10.6 trillion (US$1.5 trillion) in 2019, according to NBS, and is expected to expand further to RMB15.1 trillion (US$2.2 trillion) in 2023 according to iResearch. From 2015 to 2019, the number of online shoppers increased at a CAGR of 12.4% from approximately 413 million to approximately 659 million, according to iResearch.

In addition to advantages in wider customer reach and product selection, key contributing factors to the rapid growth of the online retail market also include high mobile internet penetration rate, high adoption rate of mobile payment, and extensive and rapidly improving logistics infrastructure in China. With the widespread use of smartphones and tablets and rapidly expanding 4G/5G networks and WiFi services, mobile shopping has become a mainstay form of online retail in China, as consumers increasingly take advantage of fragmented time to browse and shop regardless of location. According to iResearch, mobile internet users in China reached 877 million in 2019 and the number of users that used mobile online payments reached 627 million in the same year. In addition, we believe China has a highly developed and extensive nationwide logistics infrastructure, consisting of regional and local delivery services. This enables online retailers to quickly deliver products to consumers, thereby increasing the attractiveness of online retailing.

Emergence of Omni-channel Retail Platforms

As Chinese consumers become more sophisticated, so too are their demands for shopping experience, which include convenience to browse and place orders, personalized and targeted recommendations, quality after sales customer support and seamless integration of online and offline loyalty programs, among others. We also believe that, craving for an enhanced shopping experience, Chinese consumers are also increasingly demanding for access to a wider array of products and services, ranging from international products and brands to niche products traditionally only sold or produced locally.

INDUSTRY OVERVIEW

As a result, there emerges a new form of omni-channel retail platform, which provides consumers with a seamless, integrated and highly personalized shopping experience as well as access to an increasingly diversified range of products. We believe the follow are key factors for an omni-channel retail platform to succeed: utilization of technologies such as AI, big data and cloud computing to create a seamless omni-channel and highly personalized shopping experience; access to a highly diversified range of products and expansion into new product categories; provision of customer insight tools to third-party merchants on the platform to help them optimize their business strategy; establishment of an efficient supply chain involving logistics, inventory management and fulfillment through the use of advanced technologies; provision of support services to help suppliers and third-party merchants cope with challenges they may encounter on the platform.

Opportunities for Supply Chain-based Technologies and Services

The rapid growth of the online retail market in China provides market leaders with significant scale and cutting edge technologies the opportunity to offer their technologies and services to participants throughout the retail value chain from upstream manufacturers to end customers. Offering existing infrastructure, platform and technology services to third parties can be accomplished with controllable additional investment and can generate additional monetization opportunities as well as ultimately improve the operating efficiency across the entire value chain. In particular, we believe logistics services and retail technology services present two specific areas of opportunity.

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Logistics services: We believe China’s logistics and fulfillment services sector is highly labor intensive and inefficient. This creates opportunity for supply chain-based technology and service providers to offer various solutions to empower their business partners. Examples include: integrated supply chain management solutions, intelligent and automated warehouse management through the use of technology such as intelligent hardware, robotics and voice recognition; technology-enabled fulfillment services that use LBS, big data and AI to optimize truckload, delivery routes and scheduling; and cloud-based analytics and services that utilize intelligent hardware, computer vision and deep learning to enable business partners to effectively monitor, manage and optimize their logistic workflows.

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Retail technology services: Capitalizing on their data, infrastructure and technology, market leaders can commercialize their retail capability by providing services to brands and partners, such as predictive analytics, product optimization, and pricing and inventory recommendation.

Opportunities for Tapping into Global Market

Retail and supply chain-based technologies and services are not limited by national or geographic boundaries. As the world becomes more connected, the demand for international products, services and technology will increase globally. This creates an opportunity for market leaders in the retail industry in China with extensive customer reach and product offerings to facilitate transactions between Chinese consumers and global brands, and connect global consumers with Chinese brands.

In addition, we also believe supply chain-based technologies and services, such as intelligent warehouse management, computer vision and predictive analytics, have significant potential for global applications, creating an opportunity for supply chain-based technology and service providers in China to expand globally.

OUR BUSINESS

The following section sets forth updated and supplemental information relating to selected aspects of our business and operations to reflect changes subsequent to the filing of our 2019 Form 20-F as well as a current description of our strengths.

Our Mission

Powered by Technology for a More Productive and Sustainable World.

Our Competitive Strengths

“Customer-first” is our most important business philosophy. We believe our superior customer experience, cost saving and operational efficiency are the core of our strengths, which differentiate us from competitors in customers’ mindshare and establish our market leadership over the years. These core strengths are fundamentally supported by our technology and team.

China’s Largest Retailer with Substantial Economies of Scale

We are the largest retailer in China in terms of total revenues in 2019, according to Fortune Global 500. We have delivered robust growth since our inception. Our net revenues grew from RMB181.0 billion in 2015 to RMB576.9 billion in 2019 at a CAGR of 33.6%. We believe our scale provides critical competitive advantages to our success in retail market in China. Leveraging our scale, we are able to offer a wide selection of products at competitive price, secure favorable terms from our suppliers, attract more third-party merchants to our online marketplace and allocate more resources to invest in technology and infrastructure. Our scale and market leadership also create a self-reinforcing virtuous cycle, allowing us to continuously attract more customers and strengthen customer loyalty, which further solidifies our market leadership.

Superior Customer Experience

We are differentiated by superior customer experience in areas where consumers value the most. These areas include, among others:

•	Products

☐	wide selection of products supported by strong merchandise procurement capabilities and stringent standards for merchant selection;

☐	authentic products and quality assurance backed by a zero tolerance policy toward counterfeits;

☐	intelligent and personalized product recommendations from our content-rich and user-friendly mobile apps and website www.jd.com;

OUR BUSINESS

•	Pricing

☐	competitive pricing benefited from our scale of economies and operational efficiency;

•	Customer Service

☐	timely and reliable logistics services empowered by industry-leading technologies, and self-operated fulfillment infrastructure;

☐	responsive and highly attentive, 24/7 customer services; and

☐	customer-friendly return and exchange policies.

As a result, we have established a strong brand reputation for being reliable and trustworthy, which attracts a growing and loyal active customer base. Our annual active customer accounts increased from 292.5 million in 2017, to 305.3 million in 2018 and further to 362.0 million in 2019. As our business expands, we thrive by providing superior customer experience to those who utilize our retail services and logistics services, as well as other technology services.

Relentless Focus on Operational Efficiency

We place utmost focus on continuous improvement of operational efficiency. To this end, we have cultivated a strong corporate culture for efficiency to optimize our business operations over the years. Behind our highly efficient operations is our data-driven methodology and technologies. For example, we utilize AI technology to improve the accuracy of customer demand prediction in order to optimize our sales planning, dynamic pricing, procurement strategy and inventory management for both our online retail business and omni-channel initiatives such as 7FRESH. In addition, in some of our automated warehousing facilities, we deploy robots and utilize various advanced technologies including image and voice recognition, automatic packaging, AI and IoT to facilitate package processing. Some of those warehouses are supported by only a small number of staff through highly automated workflows, covering goods-receiving, storing, sorting, packaging, categorizing and goods-dispatching. As a result, we have achieved significant improvement in operational efficiency. From 2017 to 2019, our annual inventory turnover days improved from 38.9 days to 35.8 days. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. From 2017 to 2019, our fulfillment expenses as a percentage of revenues decreased from 7.1% to 6.4%.

Proprietary Supply Chain-based Technology Platform with Strong Service Capabilities

Our technology is the backbone to support our massive and growing scale and enable us to provide superior user experience in our e-commerce and other business initiatives. For example, in our e-commerce business, based on the comprehensive dataset we amass, we leverage AI technologies to generate personalized recommendations and drive repeated purchases. We also deploy a variety of new technologies such as facial recognition, product recognition and in-store activities tracking, in order to provide a dynamic and interactive omni-channel shopping experience. The reliability and scalability of our retail technology platform have been proven by its performance in peak shopping seasons. For example, during the two major online shopping events in 2019, our cloud platform recorded a 99.95% of service level agreements (SLAs) and no outages.

OUR BUSINESS

Our fulfillment capability is built on the massive logistics infrastructure and a sophisticated system. We have developed a cloud-based AI-driven technology platform, along with other advanced technologies, such as big data analytics and IoT, to power our logistics infrastructure and service capabilities. More importantly, having full control of the logistics infrastructure allows us to accumulate more data and operational experience, and continuously develop and deploy of new technologies across our network. For example, we develop technologies such as warehouse robotics to realize high degree of automation in some of our self-owned industry-leading smart warehouses. In addition, we have established and efficient fulfillment and service capabilities, which not only support our online retail business, but also open up to and empower our third-party merchants and external partners. We also provide comprehensive logistics technology services, such as smart inventory and inventory replenishment services.

Experienced Management Team and Strong Corporate Culture

Our management team is composed of executives with extensive experience in every major component of our business operations. They are pioneers in China’s internet, retail and supply chain industry. Their clear vision, focus and commitment to deliver the best customer experience and enhance overall efficiency have driven our rapid growth since our inception. We have also developed a strong mid-level management team in charge of various business functions. Our management have nurtured a corporate culture of integrity, passion, customer centric, team work, continuous learning and efficiency driven. These values, coupled with our leadership position and our employee training, career development and incentive programs, have greatly attracted and motivated our talented employees.

Our Growth Strategies

Our strategies are centered on sustainable and quality growth, which we expect to achieve by further solidifying the market leadership of our e-commerce business, and developing our supply chain-based technology service capabilities to empower the players across the industry value chain. Our team, organization structure and corporate culture undergird the successful execution of our growth strategies.

Further grow our scale and reinforce economies of scale

We will further grow our scale to strengthen our competitive advantages and achieve even greater economies of scale. With our continuous growth in scale and further enhancement of our procurement capabilities and partnerships with our third-party merchants, we can deliver stronger value propositions to our customers, especially everyday low price, wider selection, and better quality. We will continue our commitment to technology development, investment in logistics infrastructure and supply chain platforms, to fuel our growth and eventually strengthen our self-reinforcing virtuous cycle.

OUR BUSINESS

Further boost customer experience through improved user engagement and grow our customer base

To further enhance customer engagement and customer experience, we will continue to widen our product selection and improve personalization and other features on our platform. We plan to extend online and offline retail scenarios and develop innovative retail channels to better meet evolving customer demand, enhance our touch points with customers and increase our wallet share over time. In addition, we will further penetrate into lower-tier cities where hundreds of millions of consumers have growing but underserved demand for quality products and upgraded services. We will continue to execute tailor-made customer acquisition strategy and offer compelling value-for-money products through more targeted channels. For example, we launched JingXi (京喜) in 2019, an online marketplace channel, featuring rich social attributes and curated products that cater to the demand of customers in lower-tier cities. We will continue to invest in our fulfillment infrastructure to better serve customers in lower-tier cities. We also plan to prudently explore growth opportunities in overseas markets to grow overseas customer base through organic growth, strategic collaboration, and selective investments and acquisitions.

Enhance our supply chain-based technology service capabilities

As a technology-driven company, we will continue to focus on the key areas of our technology initiatives, such as AI, big data and cloud computing, to strengthen our competitive advantage in technology. We will continue to invest in a holistic smart supply-chain technology platform and optimize our service capabilities. We will also open up our platform and offer supply chain-based technology services to customers and partners in various industries. We believe our focus on these technology initiatives will help digitalize and streamline the industry value chain, improve operational efficiency for our customers and partners, and create additional monetization opportunities for us.

Strengthen our team, organization and culture

We will continue to optimize our organizational structure and adapt to changing market conditions. By delegating decision-making power to managers in each business unit, we enable them to be closer to our customers and navigate through dynamic market environment. We will continue to enhance synergies between business units and encourage innovation. We believe our entrepreneurial corporate culture and our employees are instrumental to a prospering and enduring business. We are committed to attracting new talents by offering compelling incentive packages and encouraging them to achieve their career goals. At the same time, we will also strengthen our talents by instilling in them a sense of ownership and a result-oriented, problem-solving mindset. We are confident that a dedicated team, a well-structured organization and a solid corporate culture will ensure execution of our business strategies and drive growth for years to come.

OUR BUSINESS

Our Business

JD Retail

Omni-channel Initiatives

In June 2016, we entered into a series of agreements in relation to our strategic alliance with Walmart. We have collaborated with Walmart on e-commerce, including launching a Sam’s Club Flagship Store and Walmart Flagship Store on JD.com, Sam’s Club Global Flagship Store, Walmart Global Flagship Store, and several category global stores to sell specific category products (for example Walmart Beauty and Personal Care Global Store) on JD Worldwide, and a one-hour delivery service from Walmart Stores and Sam’s Clubs in selected cities through the JD-Daojia app. We have also experimented with other omni-channel opportunities, aimed at offering shoppers across China faster and more convenient access to high-quality products through multiple channels.

Customers and Suppliers

We have a broad base of customers, and our top five customers accounted for less than 5% of our total revenues for each of the years ended December 31, 2017, 2018 and 2019, respectively. Our top five suppliers accounted for less than 30% of our purchases for each of the years ended December 31, 2017, 2018 and 2019.

Enterprise Social Responsibility

We proactively participate in the promotion of sustainable production and consumption. In 2013, we issued the first ever digital invoice in China and as of May 29, 2020, we have already issued more than 4.6 billion digital invoices across China and replaced paper invoices with digital invoices for all retail orders. Meanwhile, we launched the “Recycling Plan” in many cities in China to help recycle clothing and toys to reduce carbon emissions and environmental pollution through donation or professional recycling.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information relating to the impact of COVID-19 on our operations, our investments summary, our contractual obligations and working capital.

Impact of COVID-19 On Our Operations

The majority of our net revenues are derived from online retail sales in China. Our results of operations and financial condition in 2020 will be affected by the spread of COVID-19. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.

The spread of COVID-19 has caused us to incur incremental costs, in particular, relating to our logistics business. In addition, we have seen a decrease in demand for big-ticket items, durable goods and discretionary products. However, leveraging our self-operated supply chain and logistics network, we were able to resume part of our operations after the Chinese New Year and have seen an increase in demand for certain product categories, including consumer staples, such as groceries, fresh produce, healthcare and household products during this period. As of May 29, 2020, (i) most of our employees, including corporate office employees and field staff, had returned to work, (ii) our major operations, including JD Retail and JD Logistics, were resuming gradually around China and we plan to continue to do so as steadily and safely as we can, and (iii) customer demand across product and service categories on our platform was resuming gradually.

As of December 31, 2019, we had cash and cash equivalents of RMB36,971 million (US$5,311 million). Subsequently, we issued in January 2020 unsecured senior notes in an aggregate principal amount of US$1.0 billion. In February 2020, Jingdong Century, a subsidiary of our company, consummated a private placement of an aggregate of RMB3.0 billion 2.65% notes due April 27, 2020. In March 2020, Jingdong Century consummated a private placement of an aggregate of RMB2.0 billion 2.75% notes due October 30, 2020. In April 2020, we drew down the remaining US$550 million under our US$1.0 billion term and revolving credit facilities. We believe this level of liquidity is sufficient to - successfully navigate an extended period of uncertainty. See also “Risk Factors––Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.”

FINANCIAL INFORMATION

Investments Summary

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Investment securities	10,028	15,902	21,417	3,076
Investment in equity investees
Equity method	8,801	13,308	15,479	2,223
Measurement alternative*	—	17,105	17,581	2,525
NAV practical expedient*	—	944	2,516	362
Cost method	9,750	—	—	—

Total investment in equity investees	18,551	31,357	35,576	5,110

*

Prior to January 1, 2018, for other equity investments (including the private equity funds) that are not considered as debt securities or equity securities that have readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. Upon the adoption of ASU 2016-01 “Financial Instruments-Overall (Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) on January 1, 2018, we measured long-term investments other than equity method investments at fair value through earnings. For investments without readily determinable fair values, we elect to record these investments under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. For private equity funds, we elect to record these investments under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

FINANCIAL INFORMATION

We have made and will continue to make strategic investments in areas complementary to our existing business, such as retail, technology, logistics and investment funds.

As of December 31, 2019, our major investees accounted for under investment securities are Farfetch, China Unicom and Vipshop; our major investees accounted for under equity method are Bitauto, Yixin, Tuniu, Yonghui, Dada Group and Jiangsu Five Star; our major investees accounted for under measurement alternative are Dada Group, Wanda Commercial Properties and AiHuiShou; and our investees accounted for under NAV practical expedient are investment funds.

The table below provides a summary of the performance of our investments:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Share of results of equity investees
Share of loss of equity method investments and others	(1,927)	(1,113)	(941)	(135)
Impairment of equity method investments	—	—	(797)	(115)
Others, net
Gains/(losses) from fair value change of long-term investments	—	(1,513)	3,496	502
Impairment of investments	(140)	(593)	(1,954)	(281)

We recorded the performance of our equity method investments in share of results of equity investees and the performance of investment securities, measurement alternative and NAV practical expedient (cost method before the adoption of ASU 2016-01) in others, net.

Our share of results of equity investees was a loss of RMB1,927 million, RMB1,113 million and RMB1,738 million for the years ended December 31, 2017, 2018, and 2019, respectively, which were primarily attributable to losses picked up from our equity method investments in Dada Group and Bitauto and impairment losses recognized from our equity method investments in Bitauto and Tuniu.

In addition, gains/(losses) from fair value change of long-term investments in others, net mainly attributable to the changes in fair value of our investment securities, such as Farfetch, Vipshop and China Unicom, and the impairment of investments in others, net mainly represent the impairment charges of investments in private companies.

FINANCIAL INFORMATION

As of March 31, 2020, we had outstanding principal amounts of short-term debts, long-term borrowings and unsecured senior notes of RMB8.6 billion, RMB3.2 billion and RMB14.1 billion, respectively, which were unsecured and unguaranteed. As of March 31, 2020, we also had operating lease liabilities amounting to RMB8.7 billion, certain of which were secured by the rental deposits and all of which were unguaranteed.

As of March 31, 2020 and May 29, 2020, save as disclosed in our audited consolidated financial statements included in our 2019 Form 20-F, we did not have significant contingent liabilities.

Save as disclosed above, since May 29, 2020 and up to June 5, 2020, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

During 2017, 2018 and 2019 and up to May 29, 2020, we had not been in violation of any of the covenants pursuant to the applicable agreement we entered with our lenders. Our Directors confirm that we are not subject to other material covenants under any agreements with respect to any bank loans or other borrowings. Our Directors also confirm that there was no delay or default in the repayment of borrowings during 2017, 2018 and 2019. Taking into consideration our financial position, our Directors are of the opinion that we are able to abide by these covenants amid current market conditions and that our capital raising abilities were not materially affected as of December 31, 2019.

FINANCIAL INFORMATION

Working Capital

We recorded net current liabilities of RMB3.2 billion, RMB16.0 billion and RMB0.9 billion (US$0.1 billion), respectively, as of December 31, 2017, 2018 and 2019. Our financial position has been continuously improving during 2017, 2018 and 2019, and we believe that we will make further improvements in the future by increasing and leveraging our scale of business, by strengthening JD Retail’s profitability, by effectively investing in our fulfillment infrastructure and technology platform, by recycling capital for our future growth initiatives and by attracting capital financing from equity interest investors and long-term debt investors. As of March 31, 2020, we had net current assets of RMB8.0 billion (US$1.1 billion). In connection with the financial data as of March 31, 2020 in this paragraph, translations of RMB into U.S. dollars were made at RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Current Assets:
Cash and cash equivalents	25,688	34,262	36,971	5,311
Restricted cash	4,110	3,240	2,941	422
Short-term investments	8,588	2,036	24,603	3,534
Accounts receivable, net	16,359	11,110	6,191	889
Advance to suppliers	395	477	593	85
Inventories, net	41,700	44,030	57,932	8,321
Loan receivables, net	5,133	2,716	1,551	223
Prepayments and other current assets	2,259	3,849	4,079	587
Amount due from related parties	10,797	3,136	4,234	608

Total current assets	115,029	104,856	139,095	19,980

Current Liabilities:
Short-term borrowings	200	147	—	—
Nonrecourse securitization debt	12,685	4,398	—	—
Accounts payable	74,338	79,985	90,428	12,989
Advance from customers	13,605	13,018	16,079	2,310
Deferred revenues	1,592	1,980	3,327	478
Taxes payable	658	826	2,016	290
Amounts due to related parties	54	216	318	46
Accrued expenses and other current liabilities	15,119	20,292	24,656	3,540
Operating lease liabilities	—	—	3,193	459

Total current liabilities	118,251	120,862	140,017	20,112

Net current liabilities	3,222	16,006	922	132

Taking into account cash and cash equivalents on hand, our operating cash flows, the available revolving lines of bank facilities, and the estimated net proceeds available to us from the Global Offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from June 5, 2020.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updates to our senior management subsequent to the filing of our 2019 Form 20-F and certain information relating to share-based awards granted.

GENERAL

The following table sets out certain information in respect of our directors and senior management:

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our Group
Directors
Richard Qiangdong Liu (劉強東)	47	Chairman of the Board of Directors and Chief Executive Officer	January 2007	2004
Martin Chi Ping Lau (劉熾平)	47	Director	March 2014	2014
Ming Huang	56	Independent Director	March 2014	2014
Louis T. Hsieh	55	Independent Director	May 2014	2014
Dingbo Xu (許定波)	57	Independent Director	May 2018	2018
Senior Management
Lei Xu (徐雷)	45	Chief Executive Officer of JD Retail	September 2019	2009
Zhenhui Wang (王振輝)	45	Chief Executive Officer of JD Logistics	April 2017	2010
Sandy Ran Xu (許冉)	43	Chief Financial Officer	June 2020	2018
Yayun Li (李婭雲)	39	Chief Compliance Officer	January 2017	2007

Directors

Ming Huang has served as our independent director since March 2014. Mr. Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005. From July 2010 to June 2019, Mr. Huang was a professor of finance at China Europe International Business School. Mr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang served as an independent director of Yingli Green Energy Holding Company Limited, a company listed on the NYSE from August 2008 to March 2020. Mr. Huang is also an independent non-executive director of several companies listed on the Hong Kong Stock Exchange, including WH Group Limited and an independent director of 360 Security Technology Inc., a company listed on the Shanghai Stock Exchange. Professor Huang served as an independent non-executive director of Fantasia Holdings Group Co., Ltd. from October 2009 to May 2019. Professor Huang received his bachelor’s degree in physics from Peking University, a Ph.D. in physics from Cornell University and a Ph.D. in finance from Stanford University.

Dingbo Xu (許定波) has served as our independent director since May 2018. Professor Xu has served as a faculty member and professor in highly-respected universities for more than two decades. He is currently Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai. Before joining China Europe International Business School in 2004, he was an assistant professor of accounting at the Hong Kong University of Science and Technology from 1996 to 2003. In addition to his academic positions, Professor Xu serves as the executive director of the editorial board of China Management Accounting Review and the founding chairman of Charted Global Management Accountant (CGMA) 100 North Asia Leaders Think Tank. Professor Xu has contributed his knowledge and expertise to the board of directors of several public companies. He was a member of the board of directors of The People’s Insurance Company (Group) of China Limited (PICC), a company listed on the Hong Kong Stock Exchange, from September 2009 to April 2018. He served as a member of the board of directors of China Cinda Asset Management Co. Ltd, a company listed on the Hong Kong Stock Exchange from June 2013 to September 2019. He currently serves as director of Kweichow Moutai Company Limited, a company listed on the Shanghai Stock Exchange. He served as director of Shanghai Shyndec Pharmaceutical Co., Ltd., a company listed on the Shanghai Stock Exchange, from November 2016 to February 2019, and served as director of SANY Heavy Industry, a company listed on the Shanghai Stock Exchange, from January 2013 to August 2019. Professor Xu received his Ph.D. in accounting from the University of Minnesota, as well as a master’s degree in management and a bachelor’s degree in mathematics, both from Wuhan University.

DIRECTORS AND SENIOR MANAGEMENT

Senior Management

Lei Xu (徐雷) is the chief executive officer of JD Retail, and is responsible for the development, operation and strategy of our retail business, both online and offline. Since joining us in 2009, Mr. Xu has held several leadership roles within the sales and marketing divisions of our retail business, including head of marketing and branding, head of JD Wireless, and head of our marketing and platform operations. Under his leadership, we successfully rebranded ourselves from 360buy to JD.com and launched our popular mascot, Joy. Mr. Xu was responsible for the launch of JD Plus, the first paid membership service in China’s e-commerce industry, as well as our Super Brand Day strategic marketing program. He also leads our Kepler open platform, a key pillar of our “Retail as a Service” strategy that leverages our strengths in logistics, marketing, financial services, and other areas to help partners to expand their online businesses. Before joining us, Mr. Xu held several senior management roles in marketing and operations at Lenovo, Allyes and Belle E-Commerce. Mr. Xu will serve as director of Dada Nexus Limited starting from the SEC’s declaration of effectiveness of Dada Nexus Limited’s registration statement on Form F-1. Mr. Xu holds an EMBA degree from China Europe International Business School.

Zhenhui Wang (王振輝) is the chief executive officer of JD Logistics, an integrated supply chain infrastructure service provider. Mr. Wang joined JD in April 2010, and he has served as CEO of JD Logistics since 2017. Under his leadership, JD Logistics expanded its services to third parties beyond the JD ecosystem and pioneered the use of automation and 5G technology in logistics, launching the world’s first fully-automated warehouse and 5G-powered logistics park. Driven by his “3S” (short-chain, smart, synergic) theory of logistics, Mr. Wang is leading the development of a global smart supply chain network and an open platform for digital supply chain. Mr. Wang previously held several leadership roles at JD, including General Manager of North China region, Head of Smart Devices Business and Head of Fulfillment Operations. Prior to joining JD, He held senior roles at Lenovo and other companies. Mr. Wang currently serves as a director of ESR Cayman Limited, a company listed on the Hong Kong Stock Exchange, and a director of CSG Smart Science and Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange. Mr. Wang also serves as a director of Dada Nexus Limited, a company that has filed a registration statement on Form F-1 to the SEC. Mr. Wang holds an EMBA from China Europe International Business School and a bachelor’s degree in engineering from Beijing University of Science and Technology.

Sandy Ran Xu (許冉) has served as our chief financial officer since June 2020. Ms. Xu joined our company in July 2018 as vice president of finance and was promoted to senior vice president in January 2020. From July 2018 to May 2020, Ms. Xu oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail Business Group, where she has played a critical role in improving JD Retail’s financial and operational performance in 2019. Prior to joining our company, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers LLP, San Jose office, focusing on TMT industry and U.S. capital markets. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu serves as a director of Dada Nexus Limited, a company that has filed a registration statement on Form F-1 to the SEC. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

COMPENSATION

Share-based Awards Granted

As of March 31, 2020, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) restricted share units to receive an aggregate of 102,503,866 ordinary shares, excluding restricted share units that were forfeited, canceled, or vested after the relevant grant date, and (ii) options to purchase an aggregate of 33,795,734 ordinary shares, excluding options that were forfeited, canceled, or exercised after the relevant grant date. As of March 31, 2020, the share-based awards granted by company to the eligible employees and non-employees and remained outstanding represented 5% and 1% of the company’s total issued shares, respectively. The non-employees include ex-employees and consultants of the company.

Share-based Awards Held by Our Directors and Officers

In May 2015, the board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, under which, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period and in the meantime, Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of our company, at an exercise price of US$16.70 per share or US$33.40 per ADS, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period. The number of restricted shares, restricted share units and options granted to each of our other directors and executive officers represents less than 1% of our total outstanding ordinary shares on an as-converted basis as of March 31, 2020. The awards to our other directors and executive officers have two-year, four-year, five-year or six-year vesting schedule, with an equal installment vesting at the end of each calendar year following the grant or on the anniversary of the grant date. Starting from 2016, certain awards have multiple tranches with tiered vesting commencement dates from 2016 to 2020, and each of the tranches is subject to a six-year vesting schedule.

DIRECTORS AND SENIOR MANAGEMENT

The following table summarizes the outstanding RSUs and options held as of March 31, 2020 by our directors and executive officers, as well as by their affiliates, under our share incentive plan.

Name	Number of outstanding RSUs/options granted	Exercise price (US$ per RSU/ option granted)	Year of grant	Year of expiration
Richard Qiangdong Liu	26,000,000	16.70	2015	2025
Martin Chi Ping Lau	—	—	—	—
Ming Huang	*	—	2013-2020	—
Louis T. Hsieh	*	—	2014-2018	—
Dingbo Xu	*	—	2018	—
Lei Xu	*	13.03	2015	2025
	*	—	2015-2020	—
Zhenhui Wang	*	13.03	2015	2025
	*	—	2015-2016	—
Sidney Xuande Huang	*	3.96	2013	2023
	*	—	2013-2016	—
Sandy Ran Xu	*	—	2018-2019	—
Yayun Li	*	3.96-13.03	2013-2015	2023-2025
	*	—	2013-2016	—

Note:

*	The RSUs and options in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major shareholders subsequent to the filing of our 2019 Form 20-F.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of May 29, 2020 by:

(a)	each of our directors and executive officers; and

(b)	each person known to us to beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,957,371,009 ordinary shares outstanding as of May 29, 2020, comprising of (i) 2,506,489,928 Class A ordinary shares, excluding the 19,510,724 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, and (ii) 450,881,081 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power percentage of that person, we have included shares and associated votes that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares and associated votes, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		% of Beneficial Ownership		% of Aggregate Voting Power†
Directors and Executive Officers:
Richard Qiangdong Liu(1)	27,000,000	(1)	421,507,423	(1)	448,507,423	(1)	15.1	(1)	78.4	(2)
Martin Chi Ping Lau(3)	—		—		—		—		—
Ming Huang	*		—		*		*		*
Louis T. Hsieh	*		—		*		*		*
Dingbo Xu	*		—		*		*		*
Lei Xu	*		—		*		*		*
Zhenhui Wang	*		—		*		*		*
Sidney Xuande Huang	*		—		*		*		*
Sandy Ran Xu	*		—		*		*		*
Yayun Li	*		—		*		*		*
All Directors and Executive Officers as a Group	31,693,049		421,507,423		453,200,472		15.3		78.4	(2)
Principal Shareholders:
Max Smart Limited(4)	14,000,000		421,507,423		435,507,423		14.7		73.3
Huang River Investment Limited(5)	527,207,099		—		527,207,099		17.8		4.6
Walmart(6)	289,053,746		—		289,053,746		9.8		2.5
Fortune Rising Holdings Limited(7)	—		29,373,658		29,373,658		1.0		5.1

Notes:

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders and other matters as may otherwise be required by law. Each Class B ordinary share is convertible at any time by the holder thereof into one Class A ordinary share.

MAJOR SHAREHOLDERS

*	Less than 1% of our total outstanding shares.
**

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)

Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 7,000,000 restricted ADSs, representing 14,000,000 Class A ordinary shares, owned by Max Smart Limited, and (iii) 13,000,000 Class A ordinary shares Mr. Liu had the right to acquire upon exercise of options that shall have become vested within 60 days after May 29, 2020. As of May 29, 2020, Mr. Liu has not exercised his right to acquire such Class A ordinary shares. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director, as described in footnote (4) below. The ordinary shares beneficially owned by Mr. Liu do not include 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited, a British Virgin Islands company, as described in footnote (7) below.

(2)

The aggregate voting power includes the voting power with respect to the 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited and he may be deemed to beneficially own the voting power with respect to all of the ordinary shares held by Fortune Rising Holdings Limited in accordance with the rules and regulations of the SEC, notwithstanding the facts described in footnote (7) below.

(3)	Mr. Lau was appointed by Huang River Investment Limited.
(4)

Represents (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and (ii) 7,000,000 restricted ADSs, representing 14,000,000 Class A ordinary shares, owned by Max Smart Limited. Max Smart Limited is a British Virgin Islands company beneficially owned by Mr. Richard Qiangdong Liu through a trust and of which Mr. Richard Qiangdong Liu is the sole director.

(5)

Based on the information provided by Huang River Investment Limited, represents (i) 497,311,279 Class A ordinary shares held by Huang River Investment Limited, and (ii) 14,947,910 ADSs, representing 29,895,820 Class A ordinary shares owned by Huang River Investment Limited or its affiliate. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and is wholly-owned by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. Pursuant to the strategic cooperation agreement that we entered into with Tencent in May 2019, we agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the subsequent three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020.

(6)

Based on the information provided by Walmart, represents (i) 144,952,250 Class A ordinary shares and (ii) 72,050,748 ADSs, representing 144,101,496 Class A ordinary shares, owned jointly by (i) Walmart, a corporation organized under the laws of the State of Delaware, (ii) Newheight Holdings Ltd., or Newheight, a company organized under the laws of the Cayman Islands, and (iii) Qomolangma Holdings Ltd., or Qomolangma, a company organized under the laws of the Cayman Islands. Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma.

(7)

Represents 29,373,658 Class B ordinary shares held by Fortune Rising Holdings Limited. Fortune Rising Holdings Limited holds these Class B ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under our share incentive plan, and administers the awards and acts according to our instruction. Fortune Rising Holdings Limited exercises the voting power with respect to these shares according to our instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2019 Form 20-F.

Agreements and Business Cooperation with Tencent

Strategic Cooperation Agreement. We agreed to issue to Tencent a certain number of our Class A ordinary shares for a total consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the three-year period, of which 8,127,302 and 2,938,584 of our Class A ordinary shares were issued in May 2019 and May 2020.

Business Cooperation with Tencent. Huang River Investment Limited, a wholly-owned subsidiary of Tencent, has been a principal shareholder of us since March 2014. In 2017, we generated RMB261 million commission services revenues from cooperation on advertising business with Tencent, RMB32 million revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB675 million advertising resources and payment processing services from Tencent. In 2018, we generated RMB345 million commission services revenues from cooperation on advertising business with Tencent, RMB277 million revenues from services provided and products sold to Tencent, and purchased a total amount of RMB1,176 million advertising resources and payment processing services from Tencent. In 2019, we generated RMB288 million (US$41 million) commission services revenues from cooperation on advertising business with Tencent, RMB399 million (US$57 million) revenues from services provided to and products sold to Tencent, and purchased a total amount of RMB2,222 million (US$319 million) advertising resources and payment processing services from Tencent. As of December 31, 2019, we had a total amount of RMB1,128 million (US$162 million) due from Tencent, which was trade in nature. We expect that a substantial majority of total balance due from Tencent will be settled prior to the Listing.

RELATED PARTY TRANSACTIONS

Agreements and Transactions Relating to JD Digits

On March 1, 2017, we entered into a framework agreement, or the Framework Agreement, and an intellectual property license and software technology services agreement, or the JD Digits IPLA, with JD Digits, and certain entities controlled by Mr. Richard Qiangdong Liu, our chairman and chief executive officer, including Suqian Linghang Fangyuan Equity Investment Center, or Suqian Linghang, and Suqian Dongtai Jinrong Investment Management Center, or Suqian Dongtai. As of June 30, 2017, the reorganization of JD Digits had been completed. As a result, we disposed of all of our 68.6% equity interest in JD Digits and deconsolidated the financial results of JD Digits from ours since then. Pursuant to the agreements, we received approximately RMB14.3 billion in cash upon transaction closing with an economic gain of RMB14.2 billion and 40% of the future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. During 2017, 2018 and 2019, we did not receive any profits from JD Digits under the profit-sharing arrangement, as JD Digits had not had a positive pre-tax income on a cumulative basis during this period. When JD Digits has a positive pre-tax income on a cumulative basis in a fiscal year, we will record the Maximum Interest in the profits of JD Digits under “Others, net” in our consolidated financial statements. In addition, we will be able to convert our profit sharing right with respect to JD Digits into 40% of JD Digits’s equity interest, subject to applicable regulatory approvals. The above percentage of profit sharing and maximum equity interest issuance to us, which we refer to as the Maximum Interest, is subject to potential proportional dilution as a result of any future equity financings or ESOP pool increases of JD Digits. In connection with JD Digits’s additional round of financing in 2018, the Maximum Interest has been diluted to approximately 36%. Please see “History and Corporate Structure—Our Strategic Cooperations and Other Developments” for further information.

We have the right to convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits at any time, subject to satisfaction of the conditions set out in the Framework Agreement entered into with JD Digits. As of May 29, 2020, we have not exercised such right to convert into equity interest in JD Digits. We, however, monitor the relevant conditions and assess the desirability of converting into equity interest in JD Digits on an ongoing basis, and may decide to exercise such right and convert the profit-sharing right into the Maximum Interest (approximately 36%) in JD Digits after the Listing. In the event that we decide to exercise such right, we will execute definitive agreements with JD Digits and its existing shareholders. Upon closing of the issuance of the Maximum Interest, the liquidity event payment and the profit-sharing arrangement under the Framework Agreement and JD Digits IPLA described in this section will automatically terminate, and we will account for such equity interest in JD Digits by using the equity method. See “History and Corporate Structure—Our Strategic Cooperations and Other Developments—JD Digits” for further details.

Business Transactions with JD Digits and Its Subsidiaries

JD Digits is a related party controlled by our chairman of the board of directors and chief executive officer, Mr. Richard Qiangdong Liu, through his equity stake and voting arrangements in JD Digits. In 2017, 2018 and 2019, we provided services and sold goods to JD Digits in a total amount of RMB272 million, RMB449 million and RMB342 million (US$49 million), respectively. In 2017, 2018 and 2019, JD Digits provided payment processing and other services to us in the amount of RMB2,936 million, RMB3,931 million and RMB4,981 million (US$715 million), respectively. In 2017, 2018 and 2019, we recognized interest income in relation to the financial support provided to JD Digits in the amount of RMB871 million, RMB180 million and RMB41 million (US$6 million), respectively.

Pursuant to our arrangements with JD Digits, when an individual customer or a corporate customer makes a credit purchase request on our online retail platform where we sell products directly to our customers, JD Digits will provide the individual customer or corporate customer with the related credit risk assessment services and repayment management services to facilitate the origination and repayment of the receivables. A portion of the monthly service fee paid by the individual customer or the corporate customer goes to JD Digits as compensation for the related services it provides. These services provided by JD Digits to individual customers or corporate customers on our online retail platform do not constitute related party transactions between us and JD Digits. We record such receivables generated by purchases made by individual or corporate customers on our online retail platform as accounts receivable. As of December 31, 2019 and March 31, 2020, we had accounts receivable (including accounts receivable that are due more than one year) of RMB1.2 billion and RMB3.7 billion, respectively, accounting for 0.5% and 1.4% of our total assets as of December 31, 2019 and March 31, 2020, respectively.

RELATED PARTY TRANSACTIONS

Pursuant to our arrangements with JD Digits, when an individual customer makes a credit purchase request to a third party merchant on our online marketplace where third party merchants sell products to our customers, JD Digits will provide the individual customer with the related credit risk assessment services and repayment management services to facilitate the origination and repayment of the receivables. To streamline the receivable servicing process and ultimately enhance customer experience on our online marketplace, we will subsequently purchase such receivables from the third party merchant at carrying value and record them as loans receivable on our balance sheet. A portion of the monthly service fee paid by the individual customer goes to JD Digits as compensation for the related services it provides. These services provided by JD Digits to individual customers on our online marketplace do not constitute related party transactions between us and JD Digits. As of December 31, 2019 and March 31, 2020, we had loans receivable (including loans receivable that are due more than one year) of RMB1.7 billion and RMB1.9 billion, respectively, accounting for 0.7% and 0.7% of our total assets as of December 31, 2019 and March 31, 2020, respectively.

JD Digits will purchase from us the accounts receivable and/or loans receivable generated from purchases made by individual customers on our online retail platform or online marketplace that are past due over certain agreed period of time at carrying value without recourse and also agree to bear other cost directly related to the consumer financing to absorb the risks. The total amount of such over-due receivables transferred from us to JD Digits was RMB497 million, RMB242 million and RMB189 million (US$27 million) for each year ended December 31, 2017, 2018 and 2019, respectively.

In connection with the accounts receivable generated from purchases made by our corporate customers on our online retail platform, we will subsequently transfer such accounts receivable, with or without recourse at carrying value, to a subsidiary of JD Digits, which engages in the business of accounts receivable factoring with us and other third parties. For each transfer, JD Digits will charge us a factoring fee of a certain percentage of the carrying value of the accounts receivable. In 2017, 2018 and 2019, the accounts receivables transferred with recourse amounted to RMB167.9 million, RMB1,388 million and nil, respectively, and were not derecognized. Accounts receivable transferred with recourse in 2017 and 2018 were generated by purchases made by some of our key corporate customers that indicated their intention of only dealing with us (rather than JD Digits) in servicing those accounts receivable. In 2019, all of our key corporate customers approved of transferring accounts receivable to JD Digits without recourse. In 2017, 2018 and 2019, the accounts receivable transferred without recourse amounted to RMB1,584.0 million, RMB9,854 million and RMB24,586 million (US$3,531 million), and were derecognized.

As of December 31, 2019, we have a total amount of RMB1,729 million (US$248 million) due from JD Digits, of which an amount of RMB1,363 million was trade in nature and the remaining amount of RMB365 million was non-trade in nature. We expect that a substantial majority of total balance due from JD Digits will be settled prior to the Listing.

We expect that the terms of the existing collaboration with JD Digits will continue after the Listing.

As of June 30, 2017, the reorganization of JD Digits had been completed, and we disposed all of our equity interest in JD Digits. As part of the transaction, we received approximately RMB14.3 billion in cash with an economic gain of RMB14.2 billion in 2017. As JD Digits is under the common control of Mr. Richard Qiangdong Liu through his equity stake and voting arrangements, the gain of RMB14.2 billion was recorded directly to additional paid-in capital in shareholders’ equity. We also retained the right to receive 40% of future pre-tax profit of JD Digits when JD Digits has a positive pre-tax income on a cumulative basis. In connection with JD Digits’s additional round of financing in 2018, the percentage of profit sharing has been diluted to approximately 36%.

Transactions with Our Equity Investees and Other Related Parties

Business Transactions with Core Fund.

As of December 31, 2019, we have a total amount of RMB1,149 million (US$165 million) due from Core Fund, of which an amount of RMB570 million was trade in nature and the remaining amount of RMB579 million was non-trade in nature. We expect that a substantial majority of total balance due from Core Fund will be settled prior to the Listing.

As of December 31, 2019, excluding the amount due from Core Fund aforementioned, our remaining balances with other major related parties were trade in nature and we expect that a substantial majority of the balances will be settled prior to the Listing.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2019 Form 20-F.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the FIL and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On June 30, 2019, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2019 Version) (《鼓勵外商投資產業目錄(2019年版)》) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version) (《外商投資準入特別管理措施(負面清單)(2019年版)》), or the 2019 Negative List, which became effective on July 30, 2019, to replace the previous encouraging catalog and negative list thereunder. Each of Jingdong Century and Shanghai Shengdayuan primarily engages in the online wholesale and retail of products, the development of computer network technology, technical consultancy and technical services, which are in the permitted category.

On March 15, 2019, the National People’s Congress promulgated the FIL, which has become effective on January 1, 2020 and replaced the Outgoing FIE Laws. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

REGULATIONS

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law (《中華人民共和國公司法》) and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the PRC Foreign Investment Law (《中華人民共和國外商投資法實施條例》), which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment (《外商投資信息報告辦法》), which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises (《外商投資電信企業管理規定》) promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. However, the 2019 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. Since the 2019 Negative List was recently amended, there exist uncertainties with respect to its interpretation and implementation by authorities. Due to these regulations, we operate our www.jd.com website through Jingdong 360, one of our consolidated variable interest entities.

REGULATIONS

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business (《關於加强外商投資經營增值電信業務管理的通知》), pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring or selling the VAT License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its VAT License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If a VAT License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its VAT License. Jingdong 360, the operator of our www.jd.com website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication License. The Telecommunications Regulations (《電信條例 》) promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business (《電信業務分類目錄》) issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》) promulgated by the State Council in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical devices, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses (《電信業務經營許可管理辦法》) promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses (《電信業務經營許可管理辦法》), which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Jingdong 360, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the provision of information services through the internet, a VAT License issued by Beijing Telecommunication Administration for the provision of online data processing and transaction processing services and also a VAT License issued by the MIIT for the provision of information services through a mobile network, the provision of internet data center services, internet access services, cellular mobile communications services provided in the means of resale, content delivery network services and storage-and-forward services.

REGULATIONS

Internet Publication License/Network Publication Service License. As a result of institutional reform in March 2018, the National Press and Publication Administration was established and assigned to undertake the administration of publication activities in China from the State Administration of Press and Publication, Radio, Film and Television, or the SAPPRFT, which was integrated from the State Administration of Radio, Film and Television, and the General Administration of Press and Publication in March 2013. In June 2002, the MIIT and the General Administration of Press and Publication jointly promulgated the Tentative Administrative Measures on Internet Publication (《互聯網出版管理暫行規定》), which require internet publishers to obtain a license from the General Administration of Press and Publication to conduct internet publication activities. In February 2016, the SAPPRFT and the MITT jointly issued the Administrative Measures on Network Publication (《網絡出版服務管理規定》), which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthened and expanded the supervision and management on the network publication service. Pursuant to the Administrative Measures on Network Publication, entities engaging in the network publication service are required to obtain a network publication service license from a competent administrative authority; the network publishing services refer to the activities of providing network publications to the public through information networks; and the network publications refer to the digitalized works with the publishing features such as editing, producing and processing. The Administrative Measures on Network Publication also provide the detailed qualifications and application procedures for obtaining a Network Publication Service License. Jingdong 360 holds a Network Publication Service License, which will expire in December 2021.

FORWARD LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.